2008
Annual
Report

Out of great
challenges
come even
greater
opportunities

_experience the commitmentTM

The CGI Constitution

OUR DREAM
To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.

OUR MISSION
To help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world class IT and business process services company.

OUR VISION
To be a world class IT and business process services leader helping our clients win and grow.

OUR VALUES
Partnership and quality
For us, partnership and quality are both a philosophy and a way of life. We develop and follow the best management practices and we entrench these approaches into client relationships and service delivery frameworks in order to foster long-term and strong partnerships with our clients. We listen to our clients and we are committed to their total satisfaction in everything we do.

Objectivity and integrity
We exercise the highest degree of independent thinking in selecting the products, services and solutions we recommend to clients. In doing so, we adhere to the highest values of quality, objectivity and integrity. Consequently, strict rules of business and professional conduct are applied. We do not accept any remuneration from suppliers.

Intrapreneurship and sharing
Our success is based on the competence, commitment and enthusiasm of our members. Therefore, we promote a climate of innovation and initiative where we are empowered with a sense of ownership in supporting clients, thus ensuring the firm’s profitable growth. Through teamwork, sharing our know-how and expertise, we bring the best of CGI to our clients. As members, we share in the value we create through equity ownership and profit participation.

Respect
As a global company, we recognize the richness that diversity brings to the company and welcome this diversity while embracing the overall CGI culture. In all we do, we are respectful of our fellow members, clients, business partners and competitors.

Financial strength
We strive to deliver strong, consistent financial performance, which sustains long term growth and rewards our members and shareholders. Financial strength enables us to continuously invest and improve services and business solutions to the benefit of our clients. To this end, we manage our business to generate industry superior returns.

Corporate social responsibility
Our business model is designed to ensure that we are close to our clients and communities. We embrace our social responsibilities and contribute to the continuous development of the communities in which we live and work.

At CGI, we embrace challenges because we love finding solutions.

We don’t need to read the headlines to know that the world’s economy faces challenging times. The hundreds of companies and government organizations we work with each day must tackle a growing list of pressures. Customers must be satisfied, risks reduced and costs contained. And, in the midst of this, growth must be achieved. CGI works side-by-side with our clients to deliver the solutions they need to succeed. Tough times demand smart investments and solutions. CGI is committed to helping clients win and grow; providing our professionals with rewarding careers; and offering shareholders superior returns over time.

Contract types			Geographic markets		Targeted verticals
Management of IT and business functions (outsourcing)		54%	Canada United States Europe and Asia Pacific	61% 31% 8%	Government and healthcare Financial services	30% 30%
• IT services • Business process services Systems integration	41% 13%	46%			Telecommunications and utilities Retail and distribution Manufacturing	22% 11% 7%
and consulting

CGI at a glance

Experience the commitment

At CGI, we’re in the business of satisfying clients. For more than 30 years, we’ve operated upon the principles of sharing in clients’ challenges and delivering quality services to address them. As a leading IT and business process services provider, CGI has 25,500 professionals operating in 100+ offices worldwide, giving us the competitive advantage of close proximity to our clients. Through these offices, we offer local partnerships and a balanced blend of global delivery options to ensure clients receive the combination of value and expertise they require. CGI deﬁnes success by exceeding clients’ expectations and helping them achieve superior performance.

2008 Annual Report - CGI Group Inc.
2

Our build and buy profitable growth strategy
Organic growth (the build side) and acquisitions (the buy side) are an integral part of our business strategy and both have contributed to our growth over the years. In addition to operational breadth and depth, accretive acquisitions bring critical mass, which qualiﬁes us for larger partnerships with local and global clients.

Organic growth

Systems integration contracts and projects
With new contracts and renewals
Develop new client relationships
Extend service offerings to existing clients

Large outsourcing contracts
Pursue lare outsourcing contracts with new and existing clients
Grow pipeline of outsourcing proposals

Growth by acquisition

Niche market acquisitions
Enhance vertical offerings
Increase geographic presence
Increase richness of offerings

Transformational acquisitions
Increase geographic presence
Increase critical mass to qualify for large outsourcing proposals
Ensure strategic fit and accretion to net earnings

Helping our clients win and grow

Our approach

We understand it’s how we deliver our services that makes us a partner of choice. Our business approach puts clients and their results first.

Client-proximity business model — organizes operations around metro markets, allowing us to be deeply rooted within clients’ business communities and accountable for project success

Industry expertise — fuels our deep understanding of clients’ realities to implement solutions that transform their business environments

Global delivery options — combines onsite responsiveness through our local ofﬁces with the value of remote delivery through CGI’s onshore, nearshore and offshore centers of excellence

Quality processes — ISO 9001:2000- certified operations ensure highly satisfied relationships with clients, members and shareholders; and CMMI Levels 3 and 5-compliant global delivery centers provide agile, high-quality delivery
Our services

CGI has a comprehensive portfolio of services — including consulting, systems integration, the full management of IT and business functions, and 100+ proprietary solutions — that enable us to improve all facets of clients’ operations. Key service areas include:

Systems integration and consulting — strategic plans, design and implementation of business and technology solutions that help solve clients’ business challenges

Application management — day-to-day maintenance and improvement of clients’ business applications, helping reduce costs and ensure faster delivery of new initiatives

Technology management —  full infrastructure management capabilities that help clients adapt their unique business requirements and priorities

Business process services — management of back-office business processes to streamline operations and help reach new levels of effectiveness and productivity
Our markets

CGI offers its end-to-end services to a selected set of economic sectors where we have deep business and technical expertise. This allows us to fully understand our clients’ business realities and to have the know-how and solutions needed to advance their business goals. Our targeted industries include:

Government and healthcare — helping organizations improve the performance of mission-critical functions through the innovative use of information technology

Financial services — helping clients grow and increase profitability by adopting solutions that support integrated customer-focused operations

Telecommunications and utilities —  helping providers deliver new revenue streams while improving productivity and customer service

Retail and distribution — establishing flexible and customer-centered operating models that help clients lower costs and increase profitability

Manufacturing — helping clients leverage information technology to better manage the entire product lifecycle

2008 Annual Report - CGI Group Inc.

3

Financial Highlights

New contract bookings in billions of dollars	Revenue in billions of dollars	Earnings from continuing operations in millions of dollars

Earnings from continuing operations margin in percentage	Diluted EPS from continuing operations in dollars	Contract backlog in billions of dollars

Cash provided by continuing operating activities in millions of dollars	Net debt to capitalization in percentage	Number of shares outstanding at year end in millions of shares

2008 Annual Report - CGI Group Inc.

4

For the years ended September 30	2008	2007	2006
(in thousands of Canadian dollars, except share data, ratios and percentages)	$	$	$
Financial performance
Revenue	3,705,863	3,633,945	3,393,382
Adjusted EBIT [1]	429,954	405,177	305,994
Adjusted EBIT margin	11.6%	11.1%	9.0%
Earnings from continuing operations	297,898	234,659	143,770
Basic earnings per share from continuing operations	0.94	0.71	0.39
Diluted earnings per share from continuing operations	0.92	0.70	0.39
Net earnings	292,764	236,402	146,533
Basic earnings per share	0.92	0.72	0.40
Diluted earnings per share	0.90	0.71	0.40
Net earnings (under US GAAP) [2]	276,048	239,247	149,176
Basic earnings per share (under US GAAP) [2]	0.87	0.73	0.41
Diluted earnings per share (under US GAAP) [2]	0.86	0.72	0.41
Cash flow from continuing operating activities	355,910	544,615	302,704
Financial position
Total assets	3,683,973	3,475,808	3,692,032
Shareholders’ equity	1,999,342	1,818,268	1,748,020
Shareholders’ equity per common share	6.48	5.60	5.27
Working capital	81,850	123,706	280,700
Current ratio	1.10	1.16	1.42
Long-term debt (current and long-term portions)	391,091	473,191	813,259
Net debt to capitalization ratio [3]	13.9%	16.8%	27.2%

	Fiscal 2008				Fiscal 2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Quarterly financial results
Revenue	929,198	950,468	930,770	895,427	903,702	914,023	932,620	883,600
Adjusted EBIT	105,122	110,959	108,382	105,491	100,717	103,837	102,370	98,253
Adjusted EBIT margin	11.3%	11.7%	11.6%	11.8%	11.1%	11.4%	11.0%	11.1%
Net earnings	73,494	77,897	68,785	72,588	65,577	64,433	62,711	43,681
Basic earnings per share	0.24	0.25	0.21	0.22	0.20	0.20	0.19	0.13
Diluted earnings per share	0.23	0.24	0.21	0.22	0.20	0.19	0.19	0.13
Cash flow from continuing operating activities	83,121	106,312	45,714	120,763	118,605	134,771	124,312	166,927

1           Adjusted EBIT represents earnings from continuing operations before restructuring costs related to specific items, interest on long-term debt, other income, interest and other expenses, gain on sale of assets, income taxes, and non-controlling interest.

2           The reconciliation between US and Canadian generally accepted accounting principles is provided in Note 29 to the consolidated financial statements.

3           The net debt to capitalization ratio represents the proportion of long-term debt, including the impact of the fair value of forward contracts, net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.

2008 Annual Report - CGI Group Inc.

5

Message to shareholders

Fundamentals matter. In tough times, they are paramount. We write this letter as the global marketplace faces one of its most challenging times in close to a century. Although the state of the economy is changing on a near daily basis, we can tell you with confidence that your company’s foundation is solid. Our performance is among the strongest in our industry.

2008 Annual Report - CGI Group Inc.
6

Out of challenges come great opportunities and we are positioned, not only to take advantage of these opportunities, but to create them for our clients, our members and our shareholders.
	Serge Godin Founder and Executive Chairman of the Board	Michael E. Roach President and Chief Executive Officer

As demonstrated by our performance — and rooted deeply within our culture — we are focused on the essentials of running a sound and stable business for the long term. This stability is a result of CGI’s business model and focus on growing our backlog of committed orders. Today, at $11.7 billion, our profitable backlog provides revenue and profit visibility for all stakeholders and allows our clients to be confident in the stability of their IT services partner.

We employ best practices in managing your investment and are committed to growing profitably and expanding shareholder value over time. Our fiscal 2008 results demonstrate that our business model is built to withstand tough times.

At CGI, we believe we have the duty to balance the requirements of our three key stakeholders…
● To help clients win and grow, employing the most flexible technologies and best solutions needed to operate their business in both good and challenging times;
● To offer CGI members an opportunity to be owners and intrapreneurs, creating stimulating career opportunities; and
● To provide shareholders with superior returns over time.
We regularly confer with our stakeholders so that their views help shape our strategies and, ultimately, our shared destiny. During these consultations, each group confirms that in challenging times such as these, they look for companies like CGI that demonstrate commitment to fundamentals and, as a result, have a long track record of quality and strong performance.

Focused on helping our clients win and grow

Today’s economic pressures require clients to improve the effectiveness of their operations. There is little that can be done in most corporations and governments without information technology. Improving efficiency most often requires an investment in IT and fuels the demand for systems integration and consulting services.

Moreover, the desire to find increased value will lead more companies and governments to consider shared services. CGI’s outsourced services offerings, which are shared services to multiple clients, are therefore even more enticing when clients are focused on improving their bottom lines.
Over the years, we have invested hundreds of millions of dollars building industry-specific business solutions and technology architectures that are among the most advanced in each of our selected industry sectors. From our enterprise resource planning systems for government such as AMS Advantage® and Momentum®, to our credit and collections offerings such as CACS®, our solutions are designed to help clients manage through tough times — and all are experiencing considerable pick-up in demand. In addition, our governance model is renowned for helping clients maximize value through a lower and more focused IT spend. These resources along with the business transformation capabilities and the commitment of CGI’s 25,500 professionals are at the disposal of our clients to help them achieve their goals.

Our clients can rely on our technology independence and have ready access to CGI’s flexible network of delivery centers. Rather than dictate a one-size-fits-all approach, we prescribe the best mix of solutions and sourcing for clients’ unique requirements. Spread across onshore,

2008 Annual Report - CGI Group Inc.
7

We are focused on the essentials of running a sound and stable business for the long term. This stability is a result of CGI’s business model and focus on growing our backlog of committed orders. Today, at $11.7 billion, our profitable backlog provides revenue and profit visibility for all stakeholders and allows our clients to be confident in the stability of their IT services partner.

nearshore and offshore centers, our delivery model offers clients less dependence on any single geography. Gaining traction, this model is responsible for a growing number of client successes.

At CGI, we believe what gets measured gets done. In 2008, as part of our very structured program aimed at evaluating our clients’ degree of satisfaction, we achieved an average rating of 9 out of 10 from more than 2,000 interviews. We would like to take this opportunity to thank our clients for their trust in our ability to help them.

Sharing a common dream as owners

At CGI, our professionals share in a common dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.”

Our members are committed to achieving client success and their greatest satisfaction is being acknowledged for a job well done. This stems from the fact that an astounding 83 percent of our members are shareholders. Closely connected is the fact that CGI has assembled an outstanding team of professionals and has one of the lowest attrition rates in the industry. These two factors result in consistent and high-quality outcomes for our clients and profitable growth for our shareholders.

Since CGI members represent the single largest ownership block of CGI, it goes without saying that our interests are closely aligned with yours. Our performance-based compensation system, including our stock options program, clearly reflects this, as it is directly linked to value creation.

Our professionals are in daily contact with our clients and in the best position to understand their needs today and into the future. Therefore, the input of all CGI members is an essential part of our strategic planning process.

Our members continue to reinforce a set of long-term goals aimed at the interest of each stakeholder:
● We want to be recognized as a world-class leader in our field;
● We want to be recognized by our clients a their partner and expert of choice;
● We want to be recognized as a world-class employer; and

● We want to be recognized as a well-managed company, creating value for our shareholders.

Driving superior value to shareholders as a long-term growth investment

The stability of our management team is second to none and our team has successfully operated in all types of economic environments — good and bad. While this seems important all the time, it is critical in times like these.

Our day-to-day financial management is focused on ensuring maximum shareholder returns while balancing risk. We continue to use our strong cash flow to invest in what we know best: our own company, either buying CGI stock or reducing debt. We manage our cash tightly and conservatively, and we have not invested in asset-backed securities. We also do not take on any long-term liabilities that could limit our future operating flexibility such as pension obligations.

2008 Annual Report - CGI Group Inc.
8

Despite current economic challenges, CGI’s strategy is unchanged. It was built to withstand all economic cycles.

During fiscal 2008, our performance remained one of the best in the global IT services industry.
● Revenue increased by 5.3% at constant currency to $3.71 billion.
● New contract bookings were up 29.9% to $4.15 billion, or 112% of revenue.
● Adjusted EBIT was up 6.1%, to $430.0 million or 11.6% of revenue.
● Earnings were up 26.9%, to $297.9 million or 8.0% of revenue.
● Earnings per share were up 31.4%, to 92 cents.
● We generated $1.10 in cash per share from operating activities, or $355.9 million.
● We invested $333.8 million in share buybacks and debt reduction.
● Return on invested capital was 13.9%.

Despite current economic challenges, CGI’s strategy is unchanged. It was built to withstand all economic cycles. In fact, we have opted to aggressively accelerate our marketing, business development and sales efforts on both pillars of growth — the “build” and the “buy.”

On the build side, we continue to focus on our full-offering strategy, which entails reintroducing our broad portfolio of capabilities to targeted clients and prospects. This has generated a steady stream of new contracts, renewals and extensions, representing growth among current and new client accounts.

On the buy side, we continue to patiently monitor many opportunities, critically screening all investments for strategic alignment and accretion to earnings per share in the first year following any investment. While our sound financial position puts us in an excellent position to shape and target transformational deals, we will only move forward if we find the right target at the right time and for the right price. We need all three of these elements to be in place. Not one or two, but all three.

We continue to have the flexibility, liquidity and financial capacity to fully execute this strategy. Our debt levels are low and our mostly undrawn $1.5 billion credit line expires only in 2012 — another example of taking a long-term view.

In short, we have not changed our course to suit the times. Rather, we have operated under the same consistent and sound financial practices for more than 30 years.

Out of challenges come great opportunities and we are positioned, not only to take advantage of these opportunities, but to create them for our clients, our members and our shareholders.

We thank our clients and shareholders for their continuing trust in us. To our fellow members and the Board of Directors, we thank you for your dedication; it is a pleasure and an honor to work with you each day.

Serge Godin
Founder and
Executive Chairman of the Board

Michael E. Roach
President and
Chief Executive Officer

2008 Annual Report - CGI Group Inc.

9

Tough times demand smart solutions
Government and healthcare
30%
of 2008 revenue

$1.1
billion

Major provider to federal, state, provincial, local and municipal governments, including…

● 100+ U.S. federal agencies and 190+ state and local government agencies
● 90% of Canadian provinces and all territories, and 60+ municipalities

www.cgi.com/government
www.cgi.com/healthcare
Governments at all levels face unprecedented pressures, such as economic constraints, healthcare challenges and accountability demands. To manage an effective response, organizations must create leaner and more high-performance structures. Success requires increased collaboration with partners who can help navigate an increasingly complex world. To make the most of their resources, clients count on CGI’s expertise and offerings to become more efficient and productive while better meeting constituents’ needs.

2008 Annual Report - CGI Group Inc.

10

Client’s challenge Modernize a complex IT infrastructure to better meet the needs of a diverse set of constituents	CGI’s solution Deliver solutions that streamline operations, maximize efficiencies, reduce costs and enhance services

“CGI is an agile, results-oriented partner in helping CMS meet its mission and in modernizing and transforming key IT infrastructure elements. CGI is effective in our dynamic, multi-stakeholder environment.”

HENRY CHAO
Chief Technology Officer,
The Centers for Medicare &
Medicaid Services
The Centers for Medicare & Medicaid Services (CMS) is the U.S. federal agency that administers Medicare, Medicaid and the State Children’s Health Insurance Programs. Its mission is to ensure effective, up-to-date healthcare coverage and to promote the health and well being of seniors, people with disabilities and low-income, vulnerable populations. It oversees one of the largest budgets within the federal government.

Since 1998, CMS has relied on CGI as one of its partners in modernizing and transforming the complex IT infrastructure that is critical to fulfilling its mission. CMS must meet the needs of a diverse set of constituents with varying needs, ranging from citizens and state and federal government agencies, to healthcare providers and payers. CMS has turned to CGI to implement a number of technology solutions that streamline its operations and improve the delivery of constituent services.
Examples of CGI’s work with CMS over the past 10 years include implementing provider- and citizen-focused solutions that reduce the agency’s administrative burden. These solutions help meet the goals of the landmark Medicare Modernization Act, improve fraud investigation through enhanced case tracking systems, and enhance payments and appeals processing.

As the agency readies itself for the future, CGI looks forward to helping CMS continuously evolve its IT infrastructure to meet the needs of the nation, while maximizing operational efficiencies and restraining costs.

2008 Annual Report - CGI Group Inc.

11

Client’s challenge Implement a single student record that follows students from preschool through their high school education	CGI’s solution Replace five key systems with the new CHARLEMAGNE platform

On October 27, 2008, as planned, CHARLEMAGNE was launched across the entire Québec education system. The system is already used on a daily basis and has carried out over two million transactions during 2008.	The Ministère de l’Éducation, du Loisir et du Sport du Québec is the government authority responsible for ensuring that Québec’s citizens receive the educational services they need to develop as individuals and become active, contributing members of society.

Launched in September 2000, the single student record project — targeting preschool, elementary and high school levels — aimed to integrate five information systems related to three spheres of activity: school attendance, certification of studies, and the funding of institutions and associated controls. The new platform was slated to be fully operational by October 2008. The Ministère de l’Éducation sought to align itself with a partner capable of developing the new, highly strategic system and support it in its mission to manage change internally and within the education system itself.

Having already partnered with the Ministère in the design, creation and implementation of its online student financial assistance system, CGI emerged as the ideal candidate for the project.

In both its creation of the financial assistance system and development of the site’s navigation tools, CGI provided innovative solutions to meet the client’s expectations. CGI based its platform on processes that can be updated easily and adapted to regulatory changes as they occur.

The Ministère has also selected CGI as a partner to develop and implement its new IT environment. This pivotal project aims to use advanced technology to integrate and optimize all of the information coming from the Ministère and the province’s educational institutions.

2008 Annual Report - CGI Group Inc.

12

Client’s challenge Legacy system no longer addresses financial management challenges under a deepening budget crisis	CGI’s solution Upgrade the financial management system to streamline processes, improve reporting, enhance responsiveness and reduce costs

“Our relationship with CGI spans two decades. We value the continuity of our partnership, CGI’s commitment to providing solutions that are truly built-for-government, and the results they have delivered to the City and state and local governments around the world.”

RANDI LEVIN
Chief Technology Officer and
General Manager,
Information Technology Agency,
City of Los Angeles

The City of Los Angeles is the second largest city in the United States with 4 million citizens. Managing the City’s $4.5 billion budget during the current financial crisis is a tall order, especially when forced to rely on a 20–year-old legacy system. The City’s current financial management system is labor intensive, and had not been upgraded to provide the capabilities needed to monitor financial performance and support decision making.

The City selected CGI’s AMS Advantage® ERP solution to modernize its financial management system and achieve its goal to create a leaner, more efficient government. In addition to improving service delivery, AMS Advantage will improve the efficiency of city operations, improve tools for data analysis, and provide better data for decision-makers and stakeholders at all levels.
Working with CGI on this strategic initiative, the City will take advantage of the current best practices for government accounting and improve its ability to set and achieve performance measures that will give the City of Los Angeles a solid foundation for the future.

2008 Annual Report - CGI Group Inc.

13

Tough times demand smart solutions
Financial services
30%
of 2008 revenue

$1.1
billion

Partner to leading financial institutions, including...

● 24 of the top 25 banks in the Americas and 17 of the top 25 in Europe
● 6 of the top 10 global property and casualty (P&C) insurers and 25+ life insurers

www.cgi.com/insurance
www.cgi.com/banking
Financial services firms are under enormous pressure due to the global financial crisis. Tough economic conditions are forcing consumers and companies to rein in spending. Yet despite cost-cutting pressures, bottom-line growth must be attained. Those banks, insurers and other financial institutions that succeed will adopt solutions that maximize growth while containing costs. CGI helps innovative firms solve their challenges and invest in their future.

2008 Annual Report - CGI Group Inc.

14

Client’s challenge Establish a strong brand and rapid growth in the North American insurance market	CGI’s solution Manage the entire back-office operation to enable rapid expansion and rollout of lines of business

“We’ve been extremely impressed with CGI’s expertise, professionalism and service delivery. CGI’s team is strong from both a business and technical perspective and has approached our relationship as true partners. We are confident that as we grow, CGI will support our commitment to provide superior service to our agents and policyholders.”

RICARDO A. ESPINO
President,
Universal Insurance Holdings
of North America

Universal Insurance Holdings of North America (UIHNA) sought to establish and quickly expand its U.S. footprint. Its parent company, Universal Group Inc., Puerto Rico’s principal supplier of leading insurance and financing products, knew that it needed an experienced and well-positioned partner to help achieve its growth objectives.

UIHNA turned to CGI to provide full business process outsourcing (BPO) services. In 2004, the UIHNA–CGI team quickly established a Florida-based processing center. CGI’s existing data centers and software applications were put into use, providing the necessary systems, processes and procedures to rapidly stand-up the new operation. From this location, CGI now provides all back-end services, from customer and agency inquiry calls to policy processing and claims.
The BPO arrangement with CGI has allowed UIHNA to focus on its core business and rapid growth strategy. By partnering with CGI, UIHNA benefits from the latest technology and business process enhancements to contain costs and best meet agent and customer needs. The provider is also meeting its aggressive growth targets. From its 2004 start, UIHNA has grown to four lines of business and now operates in six states.

2008 Annual Report - CGI Group Inc.

15

Client’s challenge Stay ahead of the market by launching its debit and credit smart cards in 2008	CGI’s solution Accelerate development by ensuring flawless synchronization of activities and sharing knowledge of automated banking machines (ABMs)

“Despite a very tight schedule, the CGI team put forth considerable effort, more than 6,000 person-days, and took every means necessary to ensure the success of the multiple aspects of the project. There were no delays, and the transition occurred without clients noticing a thing, as the transaction channels, which are so critical to us, were never interrupted.”

PIERRE MIRON
Senior Vice-President,
Enterprise Systems Delivery Management,
National Bank of Canada

National Bank of Canada provides comprehensive financial services to its clientele of consumers, small and medium-sized enterprises and large corporations across Canada, while offering specialized services to its clients elsewhere in the world. It has assets totaling $122 billion and employs upwards of 16,700 people.

In 2007, National Bank set a goal to issue smart cards to its clients as of 2008. Equipped with a microprocessor that allows the cardholder to conduct highly secure transactions, these cards will only start to become mandatory in 2009. National Bank saw this as an opportunity and mobilized its major technology partners by inviting them to turn the goal into a collective challenge.

Committed to the bank’s success, the CGI project team applied rigorous monitoring of work plans to ensure flawless synchronization of activities and even completed the project ahead of schedule. CGI demonstrated its ingenuity by focusing on parallelism and creating new utilities to optimize quality management. It also made its advanced expertise in ABMs available to the other project partners to accelerate the resolution of any technological issues that arose.

On June 18, 2008, National Bank conducted its very first smart card transaction at one of its ABMs. Just a few weeks later, it issued its smart MasterCard integrating PayPass™ contactless payment technology. This National Bank credit card became the most complete and flexible payment tool on the market.

2008 Annual Report - CGI Group Inc.

16

Tough times demand smart solutions
Telecommunications and utilities
22% of 2008 revenue $813.9 million Supporting the transformation of... ● 7 of the 10 largest global telecom service providers www.cgi.com/telecom www.cgi.com/utilities	Internet Protocol (IP) technology continues to transform how the telecommunications industry operates. The battle for the customer has intensified as telecom, cable and other providers compete. Utilities face similar pressures, with expectations of low rates and high-quality service — not to mention environmental demands. As a result, providers need to do more with less while providing superior service and products. CGI enables an effective response, ensuring that creativity — rather than infrastructure and systems — sets the standard for successful next-generation products and services.

2008 Annual Report - CGI Group Inc.

17

Client’s challenge Become a leader within the digital marketplace, increasing sales and presence in the online world	CGI’s solution Develop a sustainable strategy and build and maintain the eCommerce programme and platform

“CGI has helped position us for the future with a fully manageable and flexible eCommerce platform. The platform perfectly positions us for future growth in the online space. More importantly, CGI has helped double our online sales and has increased our level of online customer service.”

VOLKER GLAESER
Global Head of Online,
Vodafone Group;
Director Internet Services,
Vodafone DE (Germany)

Vodafone Group Plc is the world’s leading mobile telecommunications company with more than 260 million customers spread across Europe, the Middle East, Africa, Asia Pacific and the United States. In May 2006, Vodafone announced a business objective to become a leader in an increasingly interconnected world. As a result, in late 2006, Vodafone DE (VF DE) — the Group’s German division — began spearheading an initiative to position itself on the Web.

A longtime VF DE partner, CGI was selected as the lead consultant to develop the eCommerce strategy and platform. A multi-functional team of CGI business analysts, designers, developers, testers and partners now work alongside VF DE marketing, subject matter experts and operations to build and maintain the resulting programme and platform. While the principal team is located in Düsseldorf, a remote team of developers works full time from Montreal.

With time-to-market a critical driver, the project succeeded in launching a new sales engine within eight months — significantly ahead of estimates. This enabled VF DE to surpass its online sales objectives in 2007 and to be on track to surpass its more aggressive targets for 2008. The project was quickly recognized within the industry, earning CGI the ATG Systems Integrator of the Year 2007 EMEA (Europe/Middle East/Asia) award.

With the next phase of the project under way, CGI is helping VF DE extend the eCommerce platform to reach new customer segments and add new functionalities that enhance click-through and conversion rates.

2008 Annual Report - CGI Group Inc.

18

Client’s challenge Enhance sales and customer service through the implementation of a next-generation convergent billing system	CGI’s solution Provide project management oversight and technology expertise to help ensure seamless transitions that boost efficiency, customer satisfaction and ROI

“At Polkomtel, we work diligently to stay ahead of market demands and to completely satisfy our customers’ needs. CGI is a trusted partner in helping us execute important strategies that advance our business goals.”

ARTUR WASK
Director,
Convergent Billing Programme,
Polkomtel

Polkomtel is a leader in the Polish telecommunications market with over 14 million subscribers, nearly one-third of the total market. To take full advantage of new business opportunities and solidify its strong position, Polkomtel is moving to a convergent billing platform that seamlessly provides outstanding customer service and offerings.

A trusted partner to Polkomtel for more than 12 years, CGI delivers a wide range of services to support the company’s successful migration to the new platform and the decommissioning of its legacy systems.

Most importantly, Polkomtel relies on CGI to provide numerous Programme Management Office (PMO) services, including having CGI experts serve in key roles such as deputy programme director, lead IT architect, lead business analyst and migrations advisor. As part of these responsibilities, CGI balances both business and IT needs and regularly represents the project in board and steering committee meetings.

As further examples of this partnership, CGI introduced an enterprise architecture tool and several key industry standards, performed mapping and gap analysis exercises, and developed necessary documentation and activities to facilitate rapid implementation of necessary changes. These types of CGI-led initiatives have kept the project moving forward.

As the new platform continues to roll out, Polkomtel has seen early successes. Marketing is hitting its targets and customers are able to migrate themselves to the new platform on demand.

2008 Annual Report - CGI Group Inc.

19

Tough times demand smart solutions
Retail and distribution
11%
of 2008 revenue

$419
million

Services provider of choice to…

● 250+ retailers across North America
● Multiple distribution segments and channels, including postal services, transportation & logistics, and wholesale distribution

www.cgi.com/retail
www.cgi.com/distribution_en
Globalization, consolidation and the recent economic downturn are driving retailers and distributors to reevaluate their business and cost models. Differentiation must come through strategic partnering and improved customer service. By embracing adaptive strategies and technologies — and the appropriate architectures and frameworks — these companies can improve their focus on core competencies and opportunities. CGI is a proven partner in transforming and reengineering retailers and distributors’ operations to successfully reduce costs and drive needed growth.

2008 Annual Report - CGI Group Inc.

20

Client’s challenge Deliver reliable, domain-specific software that drives customers’ profitability	CGI’s solution Provide the specialized technical resources needed to maintain high quality and efficiency

Retalix is the leading provider of food retail and distribution software. In use at 40,000 retail and distribution sites and 300,000 checkout lanes around the world, Retalix allows the food industry to simplify processes and drive growth throughout their customers’ supply chains.

For the past four years, CGI has provided application maintenance and support to the Retalix division that provides software for Small Grocery stores with Headquarters Level Pricing and Merchandising. As part of this relationship, CGI develops and tests needed enhancements to meet ever-changing requirements. By taking advantage of

CGI’s global delivery model, Retalix relies on CGI’s U.S. and India resources to respond quickly, cost-effectively and reliably to their customers’ needs.

Having a highly reliable product that combines domain expertise with easy-to-use and advanced technologies is core to Retalix’s business. With CGI, Retalix has the skilled resources it needs to maintain its leadership position.
“Retalix is committed to helping our customers improve their operations and grow their business. CGI helps us deliver on this commitment. Through their IT expertise and flexibility in quickly adjusting to changing priorities, CGI makes us more efficient in successfully running our business.”

ELI SPIRER
Executive Vice President of Operations,
Retalix USA

2008 Annual Report - CGI Group Inc.

21

Tough times demand smart solutions
Manufacturing
7%
of 2008 revenue

$250.7
million

Enhancing focus and agility of global leaders from multiple segments, including…

● Aerospace, mining & metals, automotive and chemicals
● Solution and service provider to 450 oil and gas clients

www.cgi.com/manufacturing
Manufacturers face intense competition, ever-changing consumer demands and margin pressures. More than ever, supply chains must deliver the right product at the right time and cost. To achieve this, an integrated approach to system deployment and manufacturing execution is key — as is access to data across the value chain. CGI, through the effective application of information technology, helps manufacturers address these imperatives and extract greater business value from IT at lower costs.

2008 Annual Report - CGI Group Inc.

22

Client’s challenge Deliver superior products that maintain its global leadership position in the aluminum business	CGI’s solution Provide end-to-end IT services that improve operational efficiencies at lower costs

“Rio Tinto Alcan is committed to the responsible advancement of our business and to the communities in which we work and live. With CGI as our IT services partner, we have the technology infrastructure that we need to deliver on our commitments, which allows us to focus our resources on having quality operations and products as well as sustainable community programs.”

JOHN BECKER
Head of IS&T,
Rio Tinto

Rio Tinto Alcan is the global leader in the aluminum business and one of five product groups operated by Rio Tinto, a leading international mining group. In October 2007, Rio Tinto acquired Alcan resulting in Rio Tinto Alcan.

From its Saguenay development center, CGI has served Rio Tinto Alcan (formerly known as Alcan) for more than 25 years. Over the relationship, CGI has provided state-of-the-art solutions and services, including systems development and integration, application support and IT infrastructure services.

Continually evolving Rio Tinto Alcan’s IT environment to keep pace with ever-changing business demands, CGI recently completed the implementation of its IT service management products and processes and the introduction of new services for its outsourcing contract.

This new IT Service Management Framework supports industry best practices, including the IT Infrastructure Library (ITIL®), to help measure and communicate the value and impact of IT initiatives on revenue, profits and shareholder value. The framework also provides Rio Tinto Alcan with access to new technologies and services, resulting in significant cost-saving opportunities. A continuous improvement process is also a key element of CGI’s new framework. In collaboration with Rio Tinto Alcan, the implementation of this framework has helped improve performance throughout the year, with further results anticipated in the coming months.

Through a strong partnership and high-quality services, CGI provides Rio Tinto Alcan with a reliable and robust IT infrastructure that allows Rio Tinto Alcan to better focus on its business.

2008 Annual Report - CGI Group Inc.

23

Client’s challenge Gain efficiencies, thereby reducing back-office costs in running its production accounting environment	CGI’s solution Streamline and enhance the environment to invest resulting savings into initiatives that grow the business

“CGI’s knowledge of the industry and method of handling production accounting has helped us run our business more efficiently. We spent a great deal of time evaluating the various production accounting systems (PAS) on the market today before choosing CGI’s PAS. We are impressed by the functionality and ease of use of PAS and believe, given the diversity of the sponsoring companies, that this system will address most, if not all, of our needs.”

TERRI KINSMAN
General Manager,
Production Accounting,
Penn West

Penn West Energy Trust is the largest conventional oil and natural gas producing income trust in North America. To maintain its leadership position, Penn West acquired various companies within the Calgary region. As a result, each came with its own set of production accounting solutions — many of which were on dated platforms.

To maintain the benefits of its growth strategy, Penn West turned to CGI to remove the extra costs and efforts required to run its disparate production accounting environment.

Through CGI’s oil and gas expertise and proprietary Production Accounting Solution (PAS), Penn West is streamlining and enhancing the way it runs its back office. Unlike traditional software solutions, PAS was developed through direct input by production accountants to address the business needs of the industry. It also incorporates a web-based platform, allowing Penn West to take advantage of new technologies that will be supported into the future.

Developed through a co-venture between CGI and four industry companies, the streamlined and enhanced system is helping Penn West improve its internal processes and reduce business costs. The result: Penn West can invest savings into growing its business.

2008 Annual Report - CGI Group Inc.

24

Providing the best mix
of local and global delivery

Strong local presence with global reach
With 25,500 members in 100+ offices across 16 countries, CGI adheres to the fundamental belief that having a strong local presence with clients is critical to our joint success. This client-proximity business model
combined with global delivery options provide clients with a strong local presence and a best-fit mix of global sourcing. The result: highly accountable services delivered at the best value.	Global delivery Our growing and unique global delivery model comprises 12 delivery centers across 5 countries and 5,000 members representing 20 percent of our total workforce.

NORTH AMERICA		EUROPE		ASIA PACIFIC
CANADA
Burnaby, BC
Calgary, AB
Charlottetown, PE
Edmonton, AB
Fredericton, NB
Halifax, NS
Laval, QC
Markham, ON
Mississauga, ON
Montréal, QC
Ottawa, ON
Pickering, ON
Québec City, QC
Regina, SK
Saguenay, QC
Sherbrooke, QC
Toronto, ON
Vancouver, BC
Victoria, BC
Waterloo, ON

UNITED STATES
Albany, NY
Annapolis, MD
Atlanta, GA
Austin, TX
Baltimore, MD
Birmingham, AL
Boston, MA
Buffalo, NY
Charlotte, NC
Chicago, IL
Cleveland, OH
Columbia, SC
Columbus, OH
Dallas, TX
Denver, CO
Fairfax, VA
Fort Worth, TX
Frankfort, KY

Hartford, CT
Honolulu, HI
Houston, TX
Juneau, AK
Lebanon, VA
Los Angeles, CA
Miami, FL
New Carrollton, MD
New Orleans, LA
New York, NY
Oakland, CA
Oklahoma City, OK
Phoenix, AZ
Plymouth, MN
Rancho Cordova, CA
Redwood City, CA
Richmond, VA
Rochester, NY

	Roseland, NJ Sacramento, CA Salem, OR San Antonio, TX San Diego, CA Sarasota, FL Seattle, WA St. Louis, MO Tallahassee, FL Tampa, FL Trenton, NJ Washington, DC	BELGIUM Brussels ENGLAND Basingstoke Brentwood Bristol Colchester London Milton Keynes Stevenage Sunderland FRANCE Paris GERMANY Düsseldorf Munich HUNGARY Budapest	ITALY Milan NETHERLANDS The Hague POLAND Krakow Warsaw PORTUGAL Lisbon SPAIN Madrid Malaga SWEDEN Stockholm SWITZERLAND Zug	AUSTRALIA Canberra Melbourne Sydney INDIA Bangalore Mumbai

For a complete list of CGI’s worldwide offices and contacts, visit www.cgi.com.

2008 Annual Report - CGI Group Inc.

25

Leadership team

Serge Godin*
Founder and Executive Chairman of the Board

André Imbeau*
Founder, Executive Vice-Chairman of the Board and Corporate Secretary

Paule Doré
Advisor to the Founder and Executive Chairman of the Board

Michael E. Roach*
President and Chief Executive Officer

David Anderson*
Executive Vice-President and Chief Financial Officer

André Bourque*
Executive Vice-President and Chief Legal Officer

Marinella Ermacora
Senior Vice-President, Human Resources, Leadership and Organizational Development

Luc Pinard*
Executive Vice-President, Chief Technology and Quality Officer

Daniel Rocheleau*
Executive Vice-President and Chief Business Engineering Officer

CANADA

Hicham Adra*
Senior Vice-President and General Manager, Ottawa and Innovapost

John G. Campbell*
Senior Vice-President and General Manager, Communication Services Business

William Clark
Senior Vice-President, Western Canada

Jamie Holland
Senior Vice-President, Greater Toronto

Bernard Labelle
Senior Vice-President, Québec City

Craig Leech
Senior Vice-President, Atlantic Canada

Eva Maglis*
Senior Vice-President and General Manager, Technologies and Infrastructure

Claude Marcoux*
Senior Vice-President and General Manager, Québec

Doug McCuaig*
Senior Vice-President and General Manager, Ontario, Atlantic and Western Canada
U.S. AND INDIA

Donna Morea*
President, U.S. and India

S. (Chandra) Chandramouli
Vice-President, India Operations

Jame Cofran
Senior Vice-President, Global Banking and Financial Markets

Robert Hannum
Senior Vice-President, U.S. Central and South – State and Local

Peter Ihrig
Senior Vice-President, U.S. Central and South – Commercial

Michael Keating
Senior Vice-President, U.S. West

Paul Raymond*
Senior Vice-President, U.S. North East

Donna Ryan
Senior Vice-President, CGI Federal

George Schindler*
President, CGI Federal

Richard Schmitz
Senior Vice-President, CGI Federal Government BPS

Nazzic Turner*
Senior Vice-President and General Manager, U.S. Central and South

* Member of the Management Committee

The CGI Management Foundation	The CGI Management Foundation represents the architecture of our management approach. It governs how we deliver services to clients, how we interact with our members and how we respond to shareholder requirements—and it measures the satisfaction level of all three constituents. This allows us to gauge the success of our initiatives, take preventive action before issues arise and evolve in the spirit of continuous improvement that has been the hallmark of CGI since its beginning.

The CGI Management Foundation helps us maintain the best equilibrium between the needs of all our stakeholders. As such, it is at the heart of our strategy for profitable growth.

2008 Annual Report - CGI Group Inc.

26

Board of directors
EUROPE AND AUSTRALIA

Joseph Saliba*
President, Europe and Australia

Klaus Elix
Senior Vice-President, Central Europe

Dave Hudson
Vice-President, Australia

Jose Carlos Rodriguez Arroyo
Vice-President, Southern Europe

Pierre Turcotte
Senior Vice-President and General Manager, France and Southern Europe

Claude Boivin [b,c]
Director since 1993
Chair of the Corporate Governance Committee, CGI
Director of Companies

Bernard Bourigeaud
Director since 2008
Director of Companies

Jean Brassard [c]
Director since 1978
Director of Companies

Claude Chamberland [b]
Director since 1998
Director of Companies

Robert Chevrier [a,b]
Director since 2003
Lead Director, CGI
President, Roche Management Co. Inc.

Thomas D’Aquino [c]
Director since 2006
Chief Executive and President,
Canadian Council of Chief Executives

Paule Doré
Director since 1995
Advisor to the Founder and Executive Chairman, CGI

Serge Godin
Director since 1976
Founder and Executive Chairman of the Board, CGI

André Imbeau
Director since 1976
Founder, Executive Vice-Chairman of the Board and Corporate Secretary, CGI

David L. Johnston [b]
Director since 1995
Chair of the Human Resources
Committee, CGI
President and Vice Chancellor, University of Waterloo

Eileen A. Mercier [a]
Director since 1996
Chair of the Audit and Risk Management Committee, CGI
Director of Companies

Michael E. Roach
Director since 2006
President and Chief Executive Officer, CGI

Gerald T. Squire [a,c]
Director since 2003
Director of Companies

Robert Tessier [c]
Director since 2003
Chairman of the Board, Gaz Métro inc.

a Member of the Audit and Risk Management Committee b Member of the Human Resources Committee c MEMBER of the Corporate Governance Committee

ISO 9001
Dream, Mission, Vision, Values, Quality Policies, Strategic Directions & Plans
Governance Policies, Management Frameworks, HR Policies, Financial Policies & Organizational Model
Business Unit Processes						Corporate Processes
Client Partnership Management Framework					Member Partnership Management Framework	Shareholder Partnership Management Framework
Proposal	Contract	Management Plan	Delivery	Closing
Technology Management TIER 1	Application Management TIER 2	System Integration & Development TIER 3	Business Process Services TIER 4		Career and leadership development Integration Performance assessment Communications	Relationship management Governance Communications
CMMI Level 5
Client Satisfaction Assessment Program					Member Satisfaction Assessment Program	Shareholder Satisfaction Assessment Pogram

2008 Annual Report - CGI Group Inc.

27

Shareholder information

LISTING

Toronto Stock Exchange, April 1992: GIB.A
New York Stock Exchange, October 1998: GIB

Number of registered shareholders as of September 30, 2008: 2,703

Number of shares outstanding as of September 30, 2008:
274,165,370 Class A subordinate shares
34,208,159 Class B shares

High/low of share price from October 1, 2007, to September 30, 2008:
TSX (CDN$): 12.02 / 8.95
NYSE (US$): 11.96 / 8.63

The certifications by CGI’s Chief Executive Officer and Chief Financial Officer concerning the quality of the Company’s public disclosure pursuant to Canadian regulatory requirements are filed in Canada on SEDAR (www.sedar.com). Similar certifications pursuant to Rule 13a-14 of the U.S. Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are exhibits to our Form 40-F filed on EDGAR (www.sev.gov). The Company has also filed with the New York Stock Exchange the certification required by Section 303A.12 of the exchange’s Listed Company Manual.

CGI’s corporate governance practices do not differ in any significant way from those required of domestic companies under New York Stock Exchange listing standards and they are set out in the CGI Management Proxy Circular, which is filed with Canadian and U.S. securities authorities and is therefore available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), respectively, as well as on CGI’s Web site (www.cgi.com).
AUDITORS

Deloitte & Touche LLP

TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1 800 564-6253

INVESTOR RELATIONS

For further information about the Company, additional copies of this report or other financial information, please contact:
Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
Montréal, Québec H3A 2M8
Canada
Telephone: 514-841-3200
You may also visit the Investor section at www.cgi.com.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Tuesday, January 27, 2009
at 11:00 a.m.
Fairmont The Queen Elizabeth Hotel
Le Grand Salon
900 René-Lévesque West
Montréal, Québec

CGI presents a live webcast of its Annual General Meeting of Shareholders via the Internet at www.cgi.com. Complete instructions for viewing the webcast will be available on CGI’s Web site. To vote by phone or by using the Internet, please refer to the instructions provided in the CGI Management Proxy Circular.

This annual report is also available at www.cgi.com.

Le rapport annuel 2008 de CGI est aussi publié en français.
GLOBAL HEADQUARTERS 1130 Sherbrooke Street West 7th Floor Montréal, Québec H3A 2M8 Canada Telephone: 514-841-3200 Fax: 514-841-3299

Printed in Canada      Design: www.ardoise.com

2008 Annual Report - CGI Group Inc.

28

2008
Annual
Report

CGI Group Inc.

numbers

_experience the commitment™

Contents

Financial Highlights	2

Management’s Discussion and Analysis of	4
Financial Position and Results of Operation

Management’s and Auditors’ Reports	29

Consolidated Financial Statements	33

Notes to the Consolidated Financial Statements	37

Shareholder Information	68

Financial Highlights

New contract bookings in billions of dollars	Revenue in billions of dollars	Earnings from continuing operations in millions of dollars

Earnings from continuing operations margin in percentage	Diluted EPS from continuing operations in dollars	Contract backlog in billions of dollars

Cash provided by continuing operating activities in millions of dollars	Net debt to capitalization in percentage	Number of shares outstanding at year end in millions of shares

1.
The net debt to capitalization ratio represents the proportion of long-term debt, including the impact of the fair value of forward contracts, net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.

2008 Annual Report - CGI Group Inc.

For the years ended September 30	2008	2007	2006
(in thousands of Canadian dollars, except share data, ratios and percentages)	$	$	$

Financial performance
Revenue	3,705,863	3,633,945	3,393,382
Adjusted EBIT [1]	429,954	405,177	305,994
Adjusted EBIT margin	11.6%	11.1%	9.0%
Earnings from continuing operations	297,898	234,659	143,770
Basic earnings per share from continuing operations	0.94	0.71	0.39
Diluted earnings per share from continuing operations	0.92	0.70	0.39
Net earnings	292,764	236,402	146,533
Basic earnings per share	0.92	0.72	0.40
Diluted earnings per share	0.90	0.71	0.40
Net earnings (under US GAAP) [2]	276,048	239,247	149,176
Basic earnings per share (under US GAAP) [2]	0.87	0.73	0.41
Diluted earnings per share (under US GAAP) [2]	0.86	0.72	0.41
Cash flow from continuing operating activities	355,910	544,615	302,704

Financial position
Total assets	3,683,973	3,475,808	3,692,032
Shareholders’ equity	1,999,342	1,818,268	1,748,020
Shareholders’ equity per common share	6.48	5.60	5.27
Working capital	81,850	123,706	280,700
Current ratio	1.10	1.16	1.42
Long-term debt (current and long-term portions)	391,091	473,191	813,259
Net debt to capitalization ratio [3]	13.9%	16.8%	27.2%

				Fiscal 2008				Fiscal 2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Quarterly financial results
Revenue	929,198	950,468	930,770	895,427	903,702	914,023	932,620	883,600
Adjusted EBIT	105,122	110,959	108,382	105,491	100,717	103,837	102,370	98,253
Adjusted EBIT margin	11.3%	11.7%	11.6%	11.8%	11.1%	11.4%	11.0%	11.1%
Net earnings	73,494	77,897	68,785	72,588	65,577	64,433	62,711	43,681
Basic earnings per share	0.24	0.25	0.21	0.22	0.20	0.20	0.19	0.13
Diluted earnings per share	0.23	0.24	0.21	0.22	0.20	0.19	0.19	0.13
Cash flow from continuing operating activities	83,121	106,312	45,714	120,763	118,605	134,771	124,312	166,927

[1]
Adjusted EBIT represents earnings from continuing operations before restructuring costs related to specific items, interest on long-term debt, other income, interest and other expenses, gain on sale of assets, income taxes, and non-controlling interest.

[2]	The reconciliation between US and Canadian generally accepted accounting principles is provided in Note 29 to the consolidated financial statements.
[3]
The net debt to capitalization ratio represents the proportion of long-term debt, including the impact of the fair value of forward contracts, net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.

2008 Annual Report - CGI Group Inc.

Management’s Discussion and Analysis
of Financial Position and Results of Operations
For the year ended September 30, 2008

November 10, 2008

Basis of Presentation
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2008, 2007 and 2006. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States (“US GAAP”). Our reconciliation of results reported in accordance with GAAP to US GAAP can be found in Note 29 of the consolidated financial statements.  All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of section 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report, on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures
The Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used, which include:

1.
Earnings from continuing operations before restructuring costs related to specific items, interest on long-term debt, other income, interest and other expenses, gain on sale of assets, income taxes, and non-controlling interest (“adjusted EBIT”); and

2.	Earnings from continuing operations prior to restructuring costs related to specific items.

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure can be found on page 12.

Earnings from continuing operations prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure can be found on page 14.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. They also provide investors with measures of performance to compare our results between periods without regard to specified items. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

2008 Annual Report - CGI Group Inc.

Corporate Overview
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services (“BPS”) to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:

-	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

-	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

-
Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may transfer specialized professionals from our clients, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

CGI offers its end-to-end services to a focused set of industry verticals (“verticals” or “vertical markets”) where we have developed deep expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include: a) financial services - includes banking, credit unions, wealth management and insurance as disciplines helping clients increase competitiveness by evolving complex environments and systems to support more integrated and client-focused operations; b) government and healthcare-assisting organizations in managing incremental change and undertaking large-scale, citizen-centric transformation; c) telecommunications and utilities - helping providers deliver new revenue streams while improving productivity and client service; d) retail and distribution - helping clients establish flexible and client centered operating models that build profitability and enhance loyalty; and e) manufacturing - transforming clients’ operations and supply chains for enhanced profitability and global competitiveness.

Our operations are managed through three operating segments (“reporting segments” or “segments”), in addition to Corporate services, namely: Canada, U.S. and India, and Europe and Asia Pacific. The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

We take great pride in delivering services of the highest quality to our clients. To do so consistently, we have implemented and maintain a quality program under The International Organization for Standardization (“ISO”). We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients’ needs. As a measure of the scope of our ISO program, approximately 98% of our revenue was generated by business units having successfully obtained certification.

Competitive Environment
As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing for some or all of the services we provide.

To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical industry knowledge and expertise are required. Our client proximity metro markets business model, combined with our global delivery model results in highly responsive and cost competitive delivery. CGI’s global delivery model provides clients with a unique blend of onshore, nearshore and offshore delivery options that cater to their strategic and cost requirements.  CGI also has a number of leading business solutions that support long-term client relationships. Moreover, all of CGI’s business operations are executed based on the same management foundation, ensuring consistency and cohesion across the company.

2008 Annual Report - CGI Group Inc.

There are many factors involved in winning and retaining IT and BPS contracts in today’s global market, including the following: total cost of services; ability to deliver; track record; vertical market expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favorably with its competition with respect to all of these factors.

In summary, CGI’s competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in five vertical markets covering approximately 81% of global IT spending; a unique global delivery model, which includes industry leading nearshore delivery capabilities; a disciplined management foundation; and our focus on client satisfaction which is supported by our client proximity metro markets business model. Based on this value proposition and CGI’s growing critical mass in our three main markets — Canada, the U.S. and Europe and Asia Pacific, collectively covering approximately 76% of global IT spending — we are in a position to compete effectively on an international scale and win large contracts.

Vision and Strategy
Most companies begin with a business vision, but CGI began with a dream: to create an environment in which members enjoy working together and, as owners, contribute to building a company they can be proud of. That dream led to CGI’s vision of being a world-class IT and BPS leader, helping its clients win and grow. Through a four-pillar growth strategy that combines organic growth and acquisitions, CGI has been a consolidator in the IT services industry.

The first pillar of this strategy focuses on generating organic growth through contract wins, renewals and extensions in the areas of outsourcing and systems integration and consulting (“SI&C”).

The second pillar of the strategy involves the pursuit of new large outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass. CGI’s global delivery model offers a unique blend of onshore, nearshore and offshore delivery options that result in highly responsive and cost effective delivery. Further, based on the Company’s growth rate over the last several years, we have the critical mass required to bid on large and complex opportunities in North America and Europe.

The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our service offerings.

The fourth pillar involves the pursuit of transformational acquisitions focused on expanding our geographic presence and critical mass. This approach further enables us to strengthen our qualifications to compete for large outsourcing contracts.

Throughout its history, CGI has been highly disciplined in following this four-pillar growth strategy, with an emphasis on earnings accretion and maximizing shareholder value. Currently, our key growth market targets are the U.S. and Europe.

Developments in 2008
CGI continued delivering strong financial performance throughout fiscal 2008. Steady organic and profitable growth as well as leading margins characterized our operational performance. The Company has booked 30% more new business in fiscal 2008 compared with the previous year and the more significant bookings have been outlined below. As part of its build and buy strategy, the Company's strategic expansion plans call for its growth targets to be evenly split between acquisition and organic growth. Using our disciplined investment criteria, the Company reviewed several acquisition opportunities in fiscal 2008, but ultimately chose not to proceed because of timing, alignment or price.

Instead, cash was re-invested in organic growth, reducing debt and buying back shares as part of the Normal Course Issuer Bid. During the year, we repaid $106.2 million of our credit facility net of drawings, and repurchased 19.9 million shares for $213.5 million.  Entering 2009, CGI believes it is extremely well-positioned to capitalize on market opportunities as they present themselves.

Bookings
The Company booked new business that exceeded its revenue, resulting in a book-to-bill of 112% for the year. Book-to-bill is stated as a proportion of total bookings to revenue for the period. New business booked in the year was across all verticals and geographies.  Our three largest verticals for bookings were government and healthcare, financial services, and telecommunications and utilities, making up approximately 40%, 35% and 13% of total bookings, respectively. From a geographical perspective, Canada made up 51% of total bookings, followed by the U.S. and Europe and Asia Pacific at 41% and 8%, respectively.

All geographies showed year-over-year improvements highlighted by Canada with 47% followed by Europe and Asia Pacific and U.S. with improvements of 26% and 15%, respectively.

2008 Annual Report - CGI Group Inc.

Significant Bookings in the Year

-
October 3, 2007: 10-year US$110 million managed services contract with Océ North America to deliver infrastructure services, including end-user computing, service desk, enterprise operations and data center hosting.

-
November 14, 2007: Three-year $91.8 million contract with Public Works and Government Services Canada (“PWGSC”) for  the provision of engineering and technical management services to their Information Technology Services Branch. The agreement also entitles PWGSC to four one-year extensions, with a total potential contract value of $400 million.

-
February 4, 2008: Two-year contract valued at approximately US$27 million with the U.S. Department of Health and Human Services, Centers for Medicare & Medicaid Services (“CMS”) to implement CMS’ Provider Enrollment Chain and Ownership System One-Stop-Shop release.

-
April 2, 2008: Consulting contracts awarded by Revenu Québec valued at more than $40 million for the improvement of the government’s existing personal income tax system and the development of a new system.

-
April 10, 2008: 10-year project valued at US$83 million with the U.S. Environmental Protection Agency to modernize its financial system using CGI’s commercial Momentum software, and to transition its financial system IT hosting and application management to CGI.

-	May 1, 2008: Five-year contract with Daimler Financial Services to provide a full end-to-end applications management service for international Vehicle Asset Financing.

-
May 7, 2008: 10-year US$115 million contract with Magnolia Insurance Company to provide back-office services including complete policy administration, billing and accounting, claims administration, statistical reporting, and statutory accounting services.

-
May 28, 2008: Three-year US$29.6 million contract with the Oregon Department of Human Services to design, develop and implement its next generation Statewide Automated Child Welfare Information System.

-
June 19, 2008: Seven-year agreements valued at US$80 million with Autralia and New Zealand Banking Group Limited and Bank of Montreal Financial Group to extend their use of CGI’s Proponix global trade platform.

-	September 15, 2008: Five-year agreement with the Ontario Education Collaborative Marketplace valued at $40 million to build and manage the electronic marketplace.

-
October 8, 2008: Seven-year contract extension with Co-operators General Insurance Company valued at approximately $110 million, whereby CGI will continue to provide data center services. This contract renewal was signed prior to and announced subsequent to our year end.

CGI measures bookings as a key indicator of our future revenue. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from quarter to quarter.

Divestiture
As announced on July 21, 2008, the Company divested its Canadian claims adjusting and risk management services business for purchase consideration of $38.1 million. The Company received net cash proceeds of $29.2 million in August 2008.  Of the remaining $6.4 million, $5.5 million is to be paid on or before August 5, 2014. The net assets disposed of included goodwill of $7.7 million, which is net of an impairment of $4.1 million. For more information on this transaction, please see Note 19 of our consolidated financial statements.

Prior to this transaction, management regularly reviewed CGI’s operating results based on its two lines of business – IT services and BPS. Subsequent to this divestiture, the Company integrated BPS into its ITS line of business to drive incremental operating efficiencies. The new segments are: Canada, U.S. and India (“U.S.”), and Europe and Asia Pacific (“Europe”), as mentioned previously. As a consequence of our new reporting segments, CGI conducted two tests for its 2008 goodwill impairment: before and after the change in segmentation.  As a result of the tests conducted, no impairment was identified.

As a result, certain comparative figures have been restated to conform to the current year’s presentation.

Share Repurchase Program
On February 5, 2008, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the period ending no later than February 6, 2009. The Company received approval from the Toronto Stock Exchange for its intention to make an Issuer Bid, which allows CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 28,502,941 Class A subordinate shares for cancellation.

During fiscal 2008, the Company repurchased 19,910,068 of its Class A subordinate shares for $213.5 million at an average share price of $10.72, under the current and the previous Normal Course Issuer Bid.

2008 Annual Report - CGI Group Inc.

Competitive Position Strengthening Program
In the first quarter of 2007, we completed our Competitive Position Strengthening Program and the objectives of the program were successfully met. A total pre-tax provision of $90.3 million was taken for the program with $67.3 million taken in fiscal 2006 and $23.0 million taken in 2007. Please refer to Note 16 to the consolidated financial statements for more information on our Competitive Position Strengthening Program.

Overview of the Year

SELECTED ANNUAL INFORMATION

Years ended September 30	2008	2007	2006	Change 2008/2007	Change 2007/2006
Backlog [1] (in millions of dollars)	11,645	11,696	12,403	-0.4%	-5.7%
Bookings (in millions of dollars)	4,145	3,190	3,917	29.9%	-18.6%
Revenue
Revenue (in ‘000 of dollars)	3,705,863	3,633,945	3,393,382	2.0%	7.1%
Year-over-year growth prior to foreign currency impact	5.3%	7.4%	-2.6%
Profitability
Adjusted EBIT [2] margin	11.6%	11.1%	9.0%
Net earnings (in ‘000 of dollars)	292,764	236,402	146,533	23.8%	61.3%
Net earnings margin	7.9%	6.5%	4.3%
Net earnings prior to restructuring costs related to specific items [3] margin	7.9%	6.9%	5.6%
Earnings from continuing operations (in ‘000 of dollars)	297,898	234,659	143,770	26.9%	63.2%
Earnings from continuing operations margin	8.0%	6.5%	4.2%
Basic EPS from continuing operations (in dollars)	0.94	0.71	0.39	32.4%	82.1%
Diluted EPS from continuing operations (in dollars)	0.92	0.70	0.39	31.4%	79.5%
Basic EPS (in dollars)	0.92	0.72	0.40	27.8%	80.0%
Diluted EPS (in dollars)	0.90	0.71	0.40	26.8%	77.5%
Balance sheet (in ‘000 of dollars)
Total assets	3,683,973	3,475,808	3,692,032	6.0%	-5.9%
Long-term financial liabilities [4]	326,916	516,470	876,269	-36.7%	-41.1%
Total long-term liabilities before clients’ funds obligations	547,041	737,991	1,127,811	-25.9%	-34.6%
Cash generation / Financial structure
Cash provided by continuing operating activities (in ‘000 of dollars)	355,910	544,615	302,704	-34.6%	79.9%
Days sales outstanding [5]	50	42	50	19.0%	-16.0%
Net debt to capitalization ratio [6]	13.9%	16.8%	27.2%

1
Backlog includes new contract wins, extensions and renewals, partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

2	Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 13.
3	Net earnings prior to restructuring costs is a non-GAAP measure. A reconciliation to its closest GAAP measure is provided on page 15.
4
Long-term financial liabilities include the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.

5
Days sales outstanding (“DSO”) is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the latest quarter’s revenue over 90 days.

6
The net debt to capitalization ratio represents the proportion of long-term debt, including the impact of the fair value of forward contracts, net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.

2008 Annual Report - CGI Group Inc.

FINANCIAL REVIEW 2008, 2007 AND 2006

Revenue Variation and Revenue by Segment
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between 2008 and 2007. The 2007 and 2006 revenue by segment is recorded reflecting the actual foreign exchange rates of each respective year.
Years ended September 30 (in '000 of dollars except for percentage)	2008	2007	2006	Change 2008/2007	Change 2007/2006
Revenue	3,705,863	3,633,945	3,393,382	2.0%	7.1%
Variation prior to foreign currency impact	5.3%	7.4%	-2.6%
Foreign currency impact	-3.3%	-0.3%	-3.0%
Variation over previous year	2.0%	7.1%	-5.6%

Canada revenue prior to foreign
currency impact	2,340,856	2,251,326	2,104,647	4.0%	7.0%
Foreign currency impact	(5,290)	-	-
Canada revenue	2,335,566	2,251,326	2,104,647	3.7%	7.0%

U.S. and India revenue prior to foreign
currency impact	1,196,390	1,115,449	1,064,795	7.3%	7.2%
Foreign currency impact	(109,877)	-
U.S. and India revenue	1,086,513	1,115,449	1,064,795	-2.6%	4.8%

Europe and Asia Pacific revenue prior to foreign
currency impact	287,057	267,170	223,940	7.4%	13.0%
Foreign currency impact	(3,273)	-
Europe and Asia Pacific revenue	283,784	267,170	223,940	6.2%	19.3%
Revenue	3,705,863	3,633,945	3,393,382	2.0%	7.1%

For fiscal 2008, revenue was $3,705.9 million, an increase over both 2007 and 2006. On a constant currency basis, revenue increased by 5.3% compared to last year. The unfavourable impact of foreign currency fluctuations amounted to $118.4 million or 3.3%, mainly due to U.S. dollar fluctuations. On a constant currency basis, the largest growth in our vertical markets was from telecommunications and utilities (13%), retail and distribution (8%) and financial services (3%).

For fiscal 2007, revenue increased by 7.4% on a constant currency basis against fiscal 2006, but was impacted by a slight decrease of 0.3% due to foreign currency fluctuations, resulting in a total revenue variation of 7.1% year-over-year. The improvement was due to strong growth in all our geographies and targeted vertical markets. Fiscal 2006 was impacted by lower volumes from BCE, the unfavourable impacts of the ramping down and completion of isolated contracts not meeting our profitability standards, and the impact of the weakening U.S. dollar.

CANADA
For the fiscal year ended September 30, 2008, revenue from our Canadian operating segment was $2,335.6 million, an increase of $84.3 million or 3.7% over 2007. On a constant currency basis, revenue grew by 4.0% or $89.5 million when compared to the prior year. The growth was driven primarily by higher revenue from our SI&C activities, mainly in our telecommunications and utilities, retail and distribution, and financial services vertical markets, slightly offset by the completion of certain isolated outsourcing contracts.

When comparing fiscal 2007 to 2006, revenue from our Canadian operating segment was $2,251.3 million, an increase of $146.7 million or 7.0% over 2006.  This strong growth was mainly attributable to the increase in business activity with existing clients across all key vertical markets.

U.S. AND INDIA
For the fiscal year ended September 30, 2008, U.S revenue increased by 7.3% or $80.9 million on a constant currency basis when compared to the same period last year. The unfavourable impact of foreign currency fluctuations represented $109.9 million or 9.9%, which resulted in an overall decrease of 2.6% for this segment. We experienced growth on a constant currency basis, with the government and healthcare vertical market being the primary driver.

When comparing fiscal 2007 to 2006, revenue from the U.S. increased by 4.8 % or $50.7 million to $1,115.4 million including the unfavourable impact of approximately $25.7 million in foreign currency fluctuations. The growth was driven mainly by new business with existing clients in the government and financial services vertical markets.

EUROPE AND ASIA PACIFIC
In fiscal 2008, revenue from our Europe operating segment was $283.8 million, an increase of $16.6 million or 6.2% against 2007. On a constant currency basis, this segment grew by $19.9 million or 7.4%, with foreign currency fluctuations having an unfavourable impact of $3.3 million or 1.2%. The net growth in Europe was mainly a result of higher SI&C work from our telecommunication clients in Central Europe. During the year, we also had incremental revenue from Daimler Financial Services representing a new outsourcing contract in the financial services vertical market.

When comparing fiscal 2007 to 2006, revenue reached $267.2 million in Europe, a growth of $43.2 million or 19.3%. Most of the growth was due to increased volumes from our existing telecommunication clients. In addition, there was a favourable impact of approximately $14.2 million due to foreign currency fluctuations.

2008 Annual Report - CGI Group Inc.

Revenue Distribution
The following tables provide additional information regarding our revenue mix:

Contract Types	Geographic Markets *	Targeted Verticals
Management of IT 54% and business functions (outsourcing) IT services 41% BPS 13% Systems integration and consulting 46%	Canada 61% U.S. 3 1% Europe and Asia Pacific 8%	Government and healthcare 30% Financial services 30% Telecommunications and utilities 22% Retail and distribution 11% Manufacturing 7%

                                                        * Based on the client’s domicile

Client Concentration
In fiscal 2008, our revenue from BCE and its subsidiaries, our largest client, represented 12.2% of our revenue, compared to 11.8% in fiscal 2007, and 12.1% in fiscal 2006.

OPERATING EXPENSES

Years ended September 30 (in '000 of dollars except for percentage)	2008	2007	2006	As a percentage of revenue 2008	As a percentage of revenue 2007	As a percentage of revenue 2006

Costs of services, selling and
administrative	3,111,965	3,053,739	2,919,007	84.0%	84.0%	86.0%
Amortization
Capital assets	43,455	32,396	33,983	1.2%	0.9%	1.0%
Contract costs related to transition costs	18,457	19,476	14,914	0.5%	0.5%	0.4%
Finite-life intangibles	102,032	123,157	119,484	2.8%	3.4%	3.5%
Total amortization	163,944	175,029	168,381	4.4%	4.8%	5.0%

Costs of Services, Selling and Administrative
When comparing fiscal 2008 to fiscal 2007, costs of services, selling and administrative expenses as a percentage of revenue remained stable at 84.0%.  Our gross margin and selling and administrative ratios remained consistent between the two years. During the year, fluctuations in foreign currencies favorably impacted our costs of services, selling and administrative by $103.3 million, significantly offsetting the impact of the currency related revenue reduction noted in the previous section. We continue to look for opportunities to increase our operating margins and leverage our cost structure.

When comparing fiscal 2007 to fiscal 2006, cost of services, selling and administrative expenses decreased as a percentage of revenue from 86.0% to 84.0%. This improvement resulted from increased gross margin through productivity improvements and a reduction in our selling and administrative costs. In the second quarter of 2006, the rapid reduction in the BCE work program adversly impacted our cost structure leading the Company to undertake the Competitive Position Strengthening Program. We successfully achieved the objectives of the program allowing the Company to improve margins through better utilization rates and decreased overhead.

2008 Annual Report - CGI Group Inc.

Amortization
The increase in amortization expense for capital assets over fiscal 2007 is mainly due to additions of computer equipment made over the last year to support our revenue growth and improve our data center infrastructure. We are also purchasing certain types of equipment that were previously financed through operating leases.  This was partially offset by a reduction in amortization expense associated with leasehold improvements.

The decrease in contract cost amortization over 2007 was mainly due to the accelerated amortization taken in the second quarter of fiscal 2007 related to the reorganization of a client, partly offset by the ramp-up and full year impact of transition cost amortization associated with new clients and contracts started during the last year.

The decrease in finite-life intangibles amortization expense over last year was mainly due to the incremental amortization in fiscal 2007 associated with a business solution for our oil and gas clients in Western Canada, certain software licenses and other intangibles, such as trademarks and client relationships, being fully amortized and the extension made to the useful life of a business solution to support the brokerage industry. This was partially offset by incremental amortization associated with investments made in business solutions mainly for our government vertical market and our internal systems.

In addition, the effect of foreign currency fluctuations, mainly against the U.S. dollar, contributed to the decrease of total amortization expense for the year in the amount of $5.7 million.

The increase in amortization expense relating to contract costs between 2007 and 2006 is mainly due to the accelerated amortization taken in the second quarter of 2007 as a result of the reorganization of a client.

When comparing 2007 to 2006, the increase in finite-life intangibles amortization expense was mainly due to the amortization associated with a business solution for our oil and gas clients in Western Canada, as described above, partly offset by lower amortization associated with certain internal software licenses and other intangibles being fully amortized in the year.

ADJUSTED EBIT BY SEGMENT

Years ended September 30 (in '000 of dollars except for percentage)	2008	2007	2006	Change 2008/2007	Change 2007/2006

Canada	332,295	321,390	243,352	3.4%	32.1%
As a percentage of Canada revenue	14.2%	14.3%	11.6%
U.S. and India	129,401	123,512	112,436	4.8%	9.9%
As a percentage of U.S. and India revenue	11.9%	11.1%	10.6%
Europe and Asia Pacific	24,692	23,152	29,121	6.7%	-20.5%
As a percentage of Europe and Asia Pacific revenue	8.7%	8.7%	13.0%
Corporate	(56,434)	(62,877)	(78,915)	-10.2%	-20.3%
As a percentage of revenue	-1.5%	-1.7%	-2.3%
Adjusted EBIT	429,954	405,177	305,994	6.1%	32.4%
Adjusted EBIT margin	11.6%	11.1%	9.0%

CANADA
For the fiscal period ended September 30, 2008, adjusted EBIT for our Canadian operating segment was $332.3 million, an increase of 3.4% or $10.9 million over 2007, while as a percentage of revenue, our margin decreased slightly from 14.3% to 14.2%. Excluding the relatively higher level of termination costs in the last quarter of 2008, our adjusted EBIT margin for Canada would have improved slightly over the prior year.

When comparing fiscal 2007 to 2006, adjusted EBIT for our Canadian operating segment was $321.4 million, an increase of 32.1% or $78.0 million over 2006.  As a percentage of revenue, the segment profitability increased to 14.3% from 11.6%.  This favourable variation is mostly driven by the benefits achieved from our Competitive Position Strengthening Program.

U.S. AND INDIA
Adjusted EBIT for our U.S. operating segment for fiscal 2008 was $129.4 million, an increase of $5.9 million or 4.8% when compared to 2007, while as a percentage of revenue, our margin improved from 11.1% to 11.9%. This increase was primarily caused by the incremental margin on revenue growth as previously mentioned, partially offset by the timing between the start and completion of specific contracts in the financial services as well as the government and healthcare vertical markets, and to a lesser extent by the unfavourable impact of foreign currency fluctuations.

When comparing fiscal 2007 to 2006, adjusted EBIT for the U.S. increased 9.9% or $11.1 million to $123.5 million.  Adjusted EBIT as a percentage of revenue also increased from 10.6% to 11.1%.  The growth was primarily due to the increase in margins from existing contracts in the financial services as well as government and healthcare vertical markets.

2008 Annual Report - CGI Group Inc.

EUROPE AND ASIA PACIFIC
Adjusted EBIT for our Europe operating segment was $24.7 million in fiscal 2008, up $1.5 million or 6.7% from fiscal 2007, while as a percentage of revenue, our margin remained stable at 8.7%. This increase was mainly due to the incremental margin earned on new contracts, as described in the revenue section.

When comparing fiscal 2007 to 2006,  adjusted EBIT decreased by $6.0 million to $23.2 million.  Adjusted EBIT as a percentage of revenue also decreased to 8.7% from 13.0%.  This decrease is due to the margin associated with a one-time license sale in 2006 for a client in our financial services vertical.

Corporate
For fiscal 2008 corporate expenses represented 1.5% of revenue, down from the 1.7% in fiscal 2007, as we continue to look for opportunities to leverage our cost structure to improve our EBIT.

Comparing fiscal 2007 to 2006, corporate expenses decreased from 2.3% to 1.7% of revenue.  This is primarily the result of the Competitive Position Strengthening Program announced in 2006 to reduce our overall cost structure.

As a result of our decentralized and highly accountable business model, we continue to evaluate services that are centrally provided and if necessary will rationalize and integrate them within the operating segments.

EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
AND NON-CONTROLLING INTEREST
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes and non-controlling interest, which is reported in accordance with Canadian GAAP.

Years ended September 30 (in '000 of dollars except for percentage)	2008	2007	2006	As a percentage of revenue 2008	As a percentage of revenue 2007	As a percentage of revenue 2006

Adjusted EBIT	429,954	405,177	305,994	11.6%	11.1%	9.0%
Restructuring costs related to specific items	-	23,010	67,266	0.0%	0.6%	2.0%
Interest on long-term debt	27,284	41,818	43,291	0.7%	1.2%	1.3%
Other income	(5,570)	(9,336)	(7,588)	-0.2%	-0.3%	-0.2%
Interest and other expenses	3,341	283	491	0.1%	0.0%	0.0%
Gain on sale of assets	-	(700)	(10,475)	0.0%	0.0%	-0.3%
Earnings from continuing operations before
income taxes and non-controlling interest	404,899	350,102	213,009	10.9%	9.6%	6.3%

Restructuring Costs Related to Specific Items
In the first quarter of 2007, we successfully completed our Competitive Position Strengthening Program. For background information on the program, please refer to page 8 of this MD&A.

2008 Annual Report - CGI Group Inc.

Interest on Long-Term Debt
Interest expense for the last three fiscal years primarily includes interest paid on the debt used to finance the purchase of 100 million Class A subordinate shares from BCE in January 2006.  The decrease in interest expense in fiscal 2008 over fiscal 2007 is a direct result of debt repayments made since that time and the reduced interest costs resulting from the amendment of our credit facility made in the fourth quarter of fiscal 2007. Please refer to Note 10 to the consolidated financial statements for additional information on our outstanding debt obligations.

Other Income
Other income includes interest and other investment income earned on cash balances held during the year, in excess of interest expenses. It also includes the favourable change in the value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. The change in value is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our earnings before income taxes. The $3.8 million unfavourable variance against the prior year is mainly related to a $1.7 million favourable fluctuation in the value of the trust’s assets for 2007, whereas for 2008, the Company had an unfavourable variance.  In addition, $1.3 million of interest income was earned on research and development claims received in 2007.  Modifications in the management of our cash pooling has also allowed us to better utilize our funds for general corporate purposes including the reduction of debt.

Interest and Other Expenses
Interest and other expenses includes the unfavourable change in the value of our trust for certain U.S. employees as described above. It also includes expenses associated with the management of our cash balances in excess of interest and other investment income earned.  The unfavourable variance over 2007 is mainly due to the fluctuation in the trust as outlined above.

Gain on Sale of Assets
In fiscal 2006, we recorded a $10.5 million gain on the sale of our electronic switching assets.

Income Taxes
Income tax expense was $106.1 million for the year ended September 30, 2008, compared to $115.2 million in the prior year, representing a $9.1 million decrease year-over-year. Our effective income tax rate also decreased from 32.9% in 2007 to 26.2% in fiscal 2008 mainly as a result of two non-recurring items: the impact of $6.3 million coming from the revaluation of our tax assets and liabilities due to newly enacted tax rates in Canada; and the net reversal of prior years’ income tax provisions of $20.3 million mainly pertaining to the determination of prior years’ tax liabilities after reaching the final agreements with tax authorities. Without these impacts, our income tax rate would have been 32.8%. We continue to expect our effective tax rate to be in the range of 32-34% in subsequent years.

When comparing fiscal 2007 and 2006, the increase in income tax expense of $46.0 million was due to higher earnings predominatly from lower restructuring charges incurred, while the 2007 income tax rate of 32.9% is comparable to 2006.

Non-Controlling Interest
During the third quarter of fiscal 2007, we began using the consolidation method to account for our interest in CIA. Previously, this operation qualified as a joint venture and was proportionally consolidated in the financial statements. Our current ownership interest in CIA stands at 64.7%, unchanged from that held at the end of fiscal 2007.

2008 Annual Report - CGI Group Inc.

NET EARNINGS
The following table includes a reconciliation between earnings from continuing operations prior to restructuring costs related to specific items and net earnings which is reported in accordance with Canadian GAAP:

Years ended September 30 (in '000 of dollars unless otherwise indicated)	2008	2007	2006	Change 2008/2007	Change 2007/2006

Earnings from continuing operations prior to
restructuring costs related to specific items	297,898	249,338	188,504	19.5%	32.3%
Margin	8.0%	6.9%	5.6%
Restructuring costs related to specific items	-	23,010	67,266	-100.0%	-65.8%
Tax impact of restructuring costs related to
specific items	-	(8,331)	(22,532)	-100.0%	-63.0%
Earnings from continuing operations	297,898	234,659	143,770	26.9%	63.2%
Margin	8.0%	6.5%	4.2%
(Loss) earnings from discontinued operations,
net of income taxes	(5,134)	1,743	2,763	-394.5%	-36.9%
Net earnings	292,764	236,402	146,533	23.8%	61.3%
Margin	7.9%	6.5%	4.3%
Weighted average number of Class A
subordinate shares and Class B shares (basic)	317,604,899	329,016,756	362,783,618	-3.5%	-9.3%
Weighted average number of Class A
subordinate shares and Class B shares (diluted)	322,804,287	333,876,564	364,706,656	-3.3%	-8.5%
Basic earnings per share from continuing
operations prior to restructuring costs related	0.94	0.76	0.52	24.0%	45.8%
to specific items (in dollars)
Diluted earnings per share from continuing
operations prior to restructuring costs related	0.92	0.75	0.52	23.6%	44.5%
to specific items (in dollars)
Basic (loss) earnings per share from
discontinued operations (in dollars)	(0.02)	0.01	0.01	0.0%	-30.4%
Diluted (loss) earnings per share from
discontinued operations (in dollars)	(0.02)	0.01	0.01	0.0%	-31.1%
Basic earnings per share (in dollars)	0.92	0.72	0.40	28.3%	77.9%
Diluted earnings per share (in dollars)	0.90	0.71	0.40	27.1%	76.2%

For the year ended September 30, 2008, the increase in earnings from continuing operations of 26.9% or $63.2 million was mainly a result of significantly improved operational profitability, the cumulative favourable income tax impact of $26.6 million in 2008, lower interest expense, as well as the now completed Competitive Position Strengthening Program, for which we had a net charge of $14.7 million in the first quarter of last year.

When comparing fiscal 2007 to fiscal 2006, earnings from continuing operations increased by 63.2% or $90.9 million. The increase was driven mainly by higher operational profitability in fiscal 2007 following the completion of our Competitive Position Strengthening Program with its lower restructuring costs representing a $30.1 million favourable impact year-over-year.

The net loss from discontinued operations for the year was mainly due to the $4.1 million impairment of goodwill pertaining to the Company’s disposal of the net assets of our claims adjusting and risk management services business, as outlined earlier.

CGI’s basic and diluted weighted average number of shares for fiscal 2008 were down versus the two prior years due to the repurchase of shares on the open market as part of the Normal Course Issuer Bids, the buyback of 100 million shares from BCE in the second quarter of 2006, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options.

2008 Annual Report - CGI Group Inc.

Liquidity
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2008, cash and cash equivalents were $50.1 million, compared to $88.9 million in 2007. The following table illustrates the main activities for the last three fiscal years.

Years ended September 30 (in ‘000 of dollars)	2008	2007	2006	Change 2008/2007	Change 2007/2006
Cash provided by continuing operating activities	355,910	544,615	302,704	(188,705)	241,911
Cash used in continuing investing activities	(89,908)	(154,338)	(139,234)	64,430	(15,104)
Cash used in continuing financing activities	(304,077)	(416,793)	(294,080)	112,716	(122,713)
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	398	(3,962)	(352)	4,360	(3,610)
Net decrease in cash and cash equivalents of continuing operations	(37,677)	(30,478)	(130,962)	(7,199)	100,484

CASH PROVIDED BY CONTINUING OPERATING ACTIVIITES
Cash provided by continuing operating activities was $355.9 million or 9.6% of revenue for fiscal 2008. This is compared with $544.6 million or 15.0% of revenue in fiscal 2007. The year-over-year decrease is due to the following: 1) the cash inflows for the first quarter of 2007 were unusally high with $51.1 million of receipts having spilled over from the 2006 fiscal year as the year-end occurred on a weekend; 2) the $37.6 million final tax payment for fiscal 2007 that took place in the first quarter of 2008.  As the 2006 profitability was negatively impacted by that year’s restructuring activities, the 2007 installments were thus lower leaving a larger than normal final settlement for early 2008; 3) the $37.6 million year-over-year increase in the quarterly tax installments paid in 2008 that were based on the profitability of 2007, whereas the 2007 installments were based on the lower level of profitability in fiscal 2006; and, 4) the increase in DSO of eight days or approximately $80.0 million due to the timing of client milestone billings and pre-payments from our large outsourcing clients.

CASH USED IN CONTINUING INVESTING ACTIVITIES
During fiscal 2008, a total of $89.9 million was invested, a decrease of $64.4 million compared with the $154.3 million invested last year. The investments made during the year were primarily in capital assets, the development of business solutions, software licenses and contract costs.

In 2008, we received $29.2 million as net proceeds pertaining to the divestiture of our Canadian claims adjusting and risk management services business concluded in August. In 2007, we spent $17.3 million for acquisitions, predominately for the initial installment to acquire Codesic Consulting in May 2007, with no comparable investment in 2008.

The $61.0 million invested in capital assets was $10.0 million higher than the prior year and is mainly due to the purchase of certain computer equipment that would have previously been financed by operating leases, as the combination of income tax and interest rates made their financing less attractive. During the year, we invested approximately $38.0 million with the majority pertaining to assets supporting our new growth and infrastructure upgrades to our data centers.  We also invested $20.0 million for leaseholds and furniture and fixtures mainly for our U.S. operations.

The investment of $13.1 million in contract costs was mainly related to transition costs for new outsourcing contracts and is lower than the 2007 spend by $11.1 million. This is due to the timing of transition projects associated with contracts that had either started prior to the fiscal year or started during fiscal 2008.

The investments in finite-life intangibles and other long-term assets were $48.0 million, representing a decrease of $18.3 million when compared to last year, due mainly to a $12.0 million reduction in the spend on our business solutions.  In addition to ensuring the appropriate level of investments are made, we are continually reducing our spend rate through the increased utilization of India and other lower cost centers of excellence. An amount of $10.8 million was invested in software licenses to support our outsourcing contracts and is comparable to the prior years’spend.

Research expenses in fiscal 2008 were $28.8 million as compared to $35.7 million for 2007 and are accounted for within our costs of services, selling and administrative expenses. We seek new technology applications, or conceptually formulate and design possible prototypes or process alternatives that could potentially lead to new solutions for either existing or new clients. The combined gross research and development spending during the year, both capitalized and expensed, was $54.8 million compared with $73.8 million last year.

2008 Annual Report - CGI Group Inc.

CASH USED IN CONTINUING FINANCING ACTIVITIES
For fiscal 2008, continuing financing activities used $304.1 million. This includes net repayments of $106.2 million on our credit facilities, further reducing our net debt to capitalization ratio from 16.8% in fiscal 2007 to 13.9% in 2008. In addition, $216.2 million was used for the repurchase of CGI stock under the Normal Course Issuer Bid in 2008, while the issuance of shares upon the exercise of stock options generated $32.4 million in proceeds.

In fiscal 2007, continuing financing activies consumed $416.8 million. During that year, we repaid $353.6 million on our credit facilities and purchased $128.5 million in CGI stock under the current and previous Normal Course Issuer Bid.  The issuance of shares upon the exercise of stock options generated $42.7 million in proceeds.

Contractual Obligations

		Payments Due by Period
		Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years
Commitment Type (in ‘000s of dollars)	Total
Long-term tebt	369,578	93,819	97,369	157,468	20,922	-
Capital lease obligations	21,513	7,098	11,401	3,014	-	-
Operating leases
Rental of office space[1]	831,575	115,858	199,856	137,815	241,576	136,470
Computer equipment	49,392	35,688	13,256	381	67	-
Automobiles	10,975	4,050	4,622	2,130	173	-
Long-term service agreements	205,382	73,462	109,150	19,600	3,170	-
Total contractual obligations	1,488,415	329,975	435,654	320,408	265,908	136,470

1:           Included in these obligations are $22.2 million of office space leases from past acquisitions.

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,488.4 million. In 2008, total contractual obligations decreased by $178.1 million, primarily due to our repayments of long-term debt and rent payments made in the normal course of our operations.

In addition, following changes to the shareholders’ agreement of CIA which occurred in the third quarter of fiscal 2007, CGI committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of September 30, 2008, 35.3% of the shares of CIA remain to be purchased.  The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders’ agreement.

Capital Resources

(in '000 of dollars)	Total commitment	Available at September 30, 2008	Outstanding at September 30, 2008
	$	$	$
Cash and cash equivalents	—	50,134	—
Unsecured committed revolving facilities [1]	1,500,000	1,325,665	174,335 [2]
Lines of credit and other facilities [1]	25,000	25,000	—
Total	1,525,000	1,400,799	174,335 [2]
1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $158.0 million and Letters of Credit for $16.3 million.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2008, cash and cash equivalents were $50.1 million and the total credit facilities available amounted to $1,350.7 million. The Company had $1,325.7 million available under its credit facility and $25.0 million available under other demand line of credit. The facility also includes an accordion feature providing that at any time during the revolving period, we may request to increase the facility by $250 million. The increase is only subject to obtaining additional commitment from the bank group or from other participants. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At September 30, 2008, CGI was in compliance with these covenants. Cash equivalents typically include commercial papers, notes, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks.

The Company also has our proportionate share of a revolving demand credit facility related to Innovapost, the joint venture, for an amount of $5.0 million bearing interest at the Canadian prime rate. As at September 30, 2008, no amount has been drawn upon this facility.

2008 Annual Report - CGI Group Inc.

Total long-term debt decreased by $82.1 million to $391.1 million at September 30, 2008, compared with $473.2 million at September 30, 2007. The variation resulted primarily from the net repayment of $106.2 million of our credit facilities and the impact from the fluctuations of foreign currencies against the Canadian dollar.

Effective December 21, 2007, the Company undesignated its US$192 million Senior U.S. unsecured notes as the hedging instrument for a part of the Company’s net investment in self-sustaining foreign subsidiaries and entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes to $194.2 million.

Selected Measures of Liquidity and Capital Resources

	As at	As at	As at
	September 30,	September 30,	September 30,
	2008	2007	2006

Net debt to capitalization ratio	13.9%	16.8%	27.2%
Days sales outstanding (in days)	50	42	50
Return on invested capital [1]	13.9%	11.7%	8.4%

1:
The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters’ average invested capital (sum of equity and debt less cash and cash equivalents).

The net debt to capitalization ratio decreased from last year’s 16.8% to 13.9% due to debt reduction efforts throughout fiscal 2008.

DSO increased by eight days to 50 when compared with last year, mainly due to the timing of client milestone billings and pre-payments from our large outsourcing clients. In calculating the DSO, we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. Payments from clients in advance of work being performed may fluctuate from year to year depending on the timing of payments received from outsourcing clients.

Return on invested capital was 13.9% up from 11.7% last year. This was mainly driven by our continued profitable growth and the benefits resulting from our Share Repurchase Program.

Off-Balance Sheet Financing and Guarantees
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totaling approximately $67.5 million, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2008. The Company does not expect to incur any potential payment in connection with these guarantees which would have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2008, we had committed for a total of $137.1 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

As at September 30, 2008, the Company has also entered into agreements for a total of $3.9 million that include indemnities in favour of third parties, mostly tax indemnities. In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

2008 Annual Report - CGI Group Inc.

Capability to Deliver Results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as internal systems and quality processes that help us integrate and retain new members as part of outsourcing contract wins or acquisitions.

Related Party Transactions
In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The Company’s share of the transactions and resulting balances, which were measured at commercial rates, are presented below.

Innovapost

Years ended September 30 (in '000 of dollars)	2008	2007	2006
Revenue	124,461	120,010	100,994
Accounts receivable	12,050	9,310	9,490
Work in progress	5,939	3,648	1,528
Contract costs	11,206	13,746	16,239
Deferred revenue	2,715	1,868	509

Fourth Quarter Results
The fourth quarter of CGI’s fiscal 2008 was focused on generating revenue growth mainly through the signing of new contracts and extensions. Having realized the benefits of our Competitive Position Strengthening Program in fiscal 2007, we have continued our commitment to efficiently manage our operations thus improving our overall profitability.

REVENUE VARIATION AND REVENUE BY SEGMENT
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between 2008 and 2007.  The 2007 revenue by segment is recorded reflecting the actual foreign exchange rates for that year.

For the 3 months ended September 30 (in '000 of dollars except for percentage)	2008	2007	Change

Revenue	929,198	903,702	2.8%
Variation prior to foreign currency impact	2.6%	11.6%
Foreign currency impact	0.2%	-2.3%
Variation over previous year	2.8%	9.3%

Canada revenue prior to foreign
currency impact	559,348	568,354	-1.6%
Foreign currency impact	497	-	0.1%
Canada revenue	559,845	568,354	-1.5%

U.S. and India revenue prior to foreign
currency impact	298,200	268,589	11.0%
Foreign currency impact	(1,402)	-	-0.5%
U.S. and India revenue	296,798	268,589	10.5%

Europe and Asia Pacific revenue prior to
foreign currency impact	70,059	66,759	4.9%
Foreign currency impact	2,496	-	3.7%
Europe and Asia Pacific revenue	72,555	66,759	8.6%
Revenue	929,198	903,702	2.8%

For the fourth quarter of 2008, revenue was $929.2 million, representing 2.6% growth on a constant currency basis. The impact of foreign currency was minimal at 0.2%, primarily due to unfavourable U.S. dollar and British pound fluctuations, partly offset by the favourable impact of the strengthening of the Euro currency. On a constant currency basis, the largest growth in our vertical markets was from  retail and distribution (9%), government and healthcare (7%), and financial services (5%).

2008 Annual Report - CGI Group Inc.

CANADA
Revenue in Canada was $559.8 million for the fourth quarter ended September 30, 2008. This represents a decrease of 1.6% or $9.0 million on a constant currency basis against the comparable quarter of 2007. This decrease was primarily due to lower work volumes from BCE as it reorganizes itself in preparation for its privatization in December 2008, as well as lower license revenue for our oil and gas solutions. The effects of these reductions were offset predominately by increased work from our financial services and retail and distribution clients.

U.S. AND INDIA
For the three months ended September 30, 2008, revenue in the U.S. was $296.8 million, up from $268.6 million in the same period a year ago. This represents a 11.0% or $29.6 million increase on a constant currency basis. The increase was mainly driven by growth with new and existing clients in the government and healthcare vertical market partly offset by the completion of work on certain contracts.

EUROPE AND ASIA PACIFIC
Revenue in Europe was $72.6 million in the fourth quarter of fiscal 2008. This compares to the $66.8 million in the fourth quarter of 2007, representing constant currency growth of 4.9% year-over-year. Growth was mainly driven by higher systems integration and consulting work for our telecommunications clients in Central Europe, and by the incremental revenue from a new outsourcing contract in the financial services vertical market with Daimler Financial Services. This was partly offset by lower revenues associated with a renewed contract in the financial services vertical market reflecting our ongoing commitment to reduce our clients’ costs. Year-over-year, the positive impact of foreign currency fluctuations of $2.5 million or 3.7% came from the strengthening of the Euro, partly offset by unfavorable variances in the British pound.

ADJUSTED EBIT BY SEGMENT

For the 3 months ended September 30 (in '000 of dollars except for percentage)	2008	2007	Change

Canada	69,210	76,670	-9.7%
As a percentage of Canada revenue	12.4%	13.5%
U.S. and India	41,168	31,053	32.6%
As a percentage of U.S. and India revenue	13.9%	11.6%
Europe and Asia Pacific	6,911	6,509	6.2%
As a percentage of Europe and Asia Pacific revenue	9.5%	9.7%
Corporate	(12,167)	(13,515)	-10.0%
As a percentage of revenue	-1.3%	-1.5%
Adjusted EBIT	105,122	100,717	4.4%
Adjusted EBIT Margin	11.3%	11.1%

CANADA
For the three months ended September 30, 2008, adjusted EBIT was $69.2 million, a decrease of $7.5 million when compared with the fourth quarter of 2007, while margin decreased from 13.5% to 12.4%. The decrease in adjusted EBIT year-over-year was primarily due to the reduced work program from BCE, as well as a higher level of severances incurred this quarter (approximately $4.4 million) to invest in productivity improvements in our data center operations.

U.S. AND INDIA
Adjusted EBIT in our U.S. operating segment for the three months ended September 30, 2008 was $41.2 million, representing an increase of 32.6% over the same quarter last year. As a percentage of revenue, this segment’s profitability was 13.9%, up from 11.6% a year ago. This significant improvement was driven by the realization of improved productivity and profitability initiatives that leveraged our global delivery model, minimized non-billable time and reduced the margin leakage on projects.

EUROPE AND ASIA PACIFIC
For the three months ended September 30, 2008, adjusted EBIT was $6.9 million, representing an increase of $0.4 million when compared to the fourth quarter of 2007, while our margin decreased from 9.7% to 9.5%. This is due to the increased revenue, as outlined earlier, offset by costs incurred this quarter reflecting organizational refinements made across Europe.

Corporate
For the quarter ended September 30, 2008, the decrease in corporate expenses reflected our continuing commitment to strengthen the Company’s competitive position by cost containment and improved efficiencies through ongoing investments in toolsets and process improvements.

2008 Annual Report - CGI Group Inc.

NET EARNINGS

For the three months ended September 30 (in ‘000 of dollars except for percentage and share data)	2008	2007	Change
Adjusted EBIT	105,122	100,717	4.4%
Margin	11.3%	11.1%
Interest on long-term debt	6,372	8,330	-23.5%
Other income	(997)	(3,511)	-71.6%
Interest and other expenses	1,683	133	1,165.4%
Gain on sale of assets	–	(700)	-100.0%
Earnings from continuing operations before income taxes and non-controlling interest	98,064	96,465	1.7%
Income taxes	22,666	31,222	-27.4%
Tax rate	23.1%	32.4%
Non-controlling interest, net of income taxes	229	198	15.7%
(Loss) earnings from discontinued operations, net of income taxes	(1,675)	532	-414.8%
Net earnings	73,494	65,577	12.1%
Margin	7.9%	7.3%
Weighted average number of Class A subordinate shares and Class B shares (basic)	309,295,434	327,727,002	-5.6%
Weighted average number of Class A subordinate shares and Class B shares (diluted)	313,749,478	334,520,373	-6.2%
Basic earnings per share (in dollars)	0.24	0.20	20.0%
Diluted earnings per share (in dollars)	0.23	0.20	15.0%

Earnings from continuing operations before income taxes and non-controlling interest have increased by $1.6 million or 1.7% over the fourth quarter of 2007. This increase was mainly a result of the improved profitability reflected in our adjusted EBIT and lower interest on our long-term debt, partly offset by the interest income earned on research and development claims received in the prior year.

Furthermore, during the fourth quarter of fiscal 2008, we experienced a one-time favourable income tax benefit of $9.5 million mainly pertaining to the determination of prior years’ tax liabilities after reaching the final agreements with tax authorities. Excluding this one-time impact, our income taxes would have been $32.2 million representing a rate of 32.8% which is comparable to our normalized effective rate of 32% to 34%.

During the fourth quarter of fiscal 2008, we repurchased 3,177,520 of our Class A subordinate shares for $31.9 million at an average price of $10.03.

2008 Annual Report - CGI Group Inc.

SUMMARY OF QUARTERLY RESULTS

				2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Backlog (in millions of dollars)	11,645	11,638	11,672	11,690	11,696	11,825	11,921	12,229
Bookings (in millions of dollars)	982	986	1,043	1,134	803	789	848	750
Revenue
Revenue (in ‘000 of dollars)	929,198	950,468	930,770	895,427	903,702	914,023	932,620	883,600
Year-over-year growth prior to foreign currency impact	2.6%	6.5%	5.4%	6.3%	11.6%	8.4%	8.9%	1.4%
Cost of services, selling and administrative expenses (in ‘000 of dollars)	781,528	798,883	781,379	750,175	750,225	770,911	787,023	745,580
% of revenue	84.1%	84.1%	83.9%	83.8%	83.0%	84.3%	84.4%	84.4%
Profitability
Adjusted EBIT margin	11.3%	11.7%	11.6%	11.8%	11.1%	11.4%	11.0%	11.1%
Net earnings (in ‘000 of dollars)	73,494	77,897	68,785	72,588	65,577	64,433	62,711	43,681
Net earnings margin	7.9%	8.2%	7.4%	8.1%	7.3%	7.0%	6.7%	4.9%
Net earnings prior to restructuring costs related to specific items margin	7.9%	8.2%	7.4%	8.1%	7.3%	7.0%	6.7%	6.6%
Earnings from continuing operations (in ‘000 of dollars)	75,169	81,675	69,110	71,944	65,045	63,967	62,881	42,766
Earnings from continuing operations margin	8.1%	8.6%	7.4%	8.0%	7.2%	7.0%	6.7%	4.8%
Basic EPS from continuing operations (in dollars)	0.24	0.26	0.21	0.22	0.20	0.20	0.19	0.13
Diluted EPS from continuing operations (in dollars)	0.24	0.25	0.21	0.22	0.19	0.19	0.19	0.13
Basic EPS (in dollars)	0.24	0.25	0.21	0.22	0.20	0.20	0.19	0.13
Diluted EPS (in dollars)	0.23	0.24	0.21	0.22	0.20	0.19	0.19	0.13
Weighted average number of Class A subordinate shares and Class B shares – Basic (in ‘000)	309,295	315,385	321,835	323,927	327,727	328,831	329,057	330,451
Weighted average number of Class A subordinate shares and Class B shares – Diluted (in ‘000)	313,749	320,745	326,942	329,785	334,520	335,529	332,898	331,589

On a constant currency basis, our revenue grew in each quarter throughout fiscal 2008, with the strongest year-over-year growth seen in the third quarter at 6.5%.

As a result of our organic growth, our attention to cost structure, and further reduction in debt, our net earnings prior to restructuring costs relating to specific items margin improved from 6.6% in the first quarter of 2007 to 7.9% in the latest quarter.

Since September 30, 2006, the number of shares outstanding has decreased steadily, as we continued to repurchase our shares under the Normal Course Issuer Bid.  In 2008, we repurchased 19,910,068 Class A subordinate shares of CGI on the open market, partly offset by the issuance of 4,107,823 Class A subordinate shares related to the exercise of options.

2008 Annual Report - CGI Group Inc.

QUARTERLY VARIANCES
There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies increases. From a margin perspective, CGI benefits from a natural hedge against currency fluctuations driven mainly by U.S. dollar expenses incurred in Canada, such as licenses, maintenance, insurance and interest expenses.

Summary of Significant Accounting Policies
The audited consolidated financial statements for the years ended September 30, 2008, 2007 and 2006 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations and cash flows.

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2008, including the impact of the restatement for discontinued operations and the change in segmentation.

Changes in Accounting Policies
The CICA issued the following new Handbook sections, which were effective for interim periods beginning on or after October 1, 2007:

a)
Section 3862, “Financial Instruments – Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, “Financial Instruments – Presentation” replaced Section 3861, “Financial Instruments – Disclosure and Presentation”.

b)	Section 3863, “Financial Instruments – Presentation”, establishes standards for presentation of financial instruments and non-financial derivatives.

c)
Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure requirements of the entity’s objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements and, if it has not complied, the consequences of such non-compliance.

The additional disclosures required as a result of the adoption of these standards are included in Notes 27 and 28 to the consolidated financial statements for the year ending September 30, 2008.

2008 Annual Report - CGI Group Inc.

CRITICAL ACCOUNTING ESTIMATES
The Company’s significant accounting policies are described in Note 2 to the September 30, 2008 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

	Consolidated balance sheets	Consolidated statements of earnings
Areas impacted by estimates		Revenue	Costs of services, selling and administrative	Amortization/impairment	Income taxes

Goodwill	■			■
Income taxes	■				■
Contingencies and other liabilities	■		■
Accrued integration charges	■		■
Revenue recognition	■[1]	■
Stock-based compensation	■		■
Investment tax credits and government assistance	■		■
Impairment of long-lived assets	■			■
1: Accounts receivable, work in progress and deferred revenue.
GOODWILL
Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our three operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flow analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flow generated from our operations.

INCOME TAXES
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

CONTINGENCIES AND OTHER LIABILITIES
The Company accrues for costs incurred to restructure and integrate acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

2008 Annual Report - CGI Group Inc.

ACCRUED INTEGRATION CHARGES
Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to the initial provision are made as soon as the Company’s management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring program.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

REVENUE RECOGNITION
The majority of our revenue is recognized based on criteria which does not require us to make significant estimates. However, CGI provides services containing other pricing mechanisms such as fixed-price arrangements under the percentage-of-completion and benefits-funded arrangements. The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts.

Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception.

STOCK-BASED COMPENSATION
CGI accounts for its stock option plan in accordance with section 3870, “Stock-based Compensation and Other Stock-based Payments” of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

INVESTMENT TAX CREDITS AND GOVERNMENT ASSISTANCE
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

IMPAIRMENT OF LONG-LIVED ASSETS
The Company tests the recoverability of long-lived assets, such as finite-life intangibles, contract costs and capital assets, at the end of each year in the case of business solutions or when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.

2008 Annual Report - CGI Group Inc.

Future Accounting Changes
In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. We are currently in the diagnostic phase which involves a review of the differences between current Canadian GAAP and IFRS, as well as a review of the alternatives available on adoption.  As implications of the conversion are identified in this phase, the impacts on the other key elements of  our conversion plan will be assessed. These key elements include: accounting policy changes, information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities.

We will continue to report on the key elements and timing of our IFRS implementation plan in our interim MD&A’s throughout fiscal 2009.

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets” effective for interim periods beginning on or after October 1, 2008. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IFRS. Section 1000, “Financial Statement Concepts”, was also amended to provide consistency with this new standard. The Company has assessed that the impact of this new Section will not be significant.

The CICA has amended Section 1400, “General Standards of Financial Statement Presentation”,  which is effective for interim periods beginning on or after October 1, 2008, to include requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section will not have an impact on the consolidated financial statements.

Financial Instruments
From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the other comprehensive loss.

Risks and Uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

RISKS RELATED TO OUR INDUSTRY

The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with almost all of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five vertical markets we target, and this helps enhance our competitive position. CGI is a leading provider of IT services and BPS in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the U.S. market. We have made good progress in growing our revenue from the U.S. and internationally over time and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The length of the sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and 18 months, which now are between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain highly qualified staff, due in large part to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.  In addition, because of the competitiveness of the IT labour market, we may not be able to hire and retain the employees we require, causing us to increase our reliance on external subcontractors which could have an impact on our operating margins.

2008 Annual Report - CGI Group Inc.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted vertical markets; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts – Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group.  The uniqueness of the client environment is factored in and if results indicate a difference outside the agreed upon tolerance, we will work with the clients to reset the pricing for their services.  The outcomes may have either an unfavourable or favourable impact on our future results.

Protecting our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. For instance, all CGI business solutions will benefit from copyright protection and patent protection where available. Furthermore, CGI requires its clients, partners and subcontractors to execute a Non-Disclosure Agreement when entering into a business relationship in order to protect its intellectual property against appropriation or infringement. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. The same is done for our CGI domain name on the internet. All of these actions allow CGI to enforce its intellectual property rights, should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

RISKS RELATED TO OUR BUSINESS

Business mix variations – The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the scope of our worldwide operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – The company has only one client representing more than 10% of total revenue.

2008 Annual Report - CGI Group Inc.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements.
Credit risk concentration with respect to trade receivables – We generate more than 10% of our revenue (12.2% in fiscal 2008) from the subsidiaries and affiliates of BCE. However, it is our belief that we are not subject to any significant credit risk in view of our large and diversified client base.

Cost estimation risks – In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts.  In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis.  Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts. We manage all client contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, unexpected factors, including those outside of our control, could have an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Our partners’ ability to deliver on their commitments – Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments.  Our success depends on the ability of the third parties to deliver their obligations within agreed upon budgets and timeframes.  If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and IT services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

RISKS RELATED TO BUSINESS ACQUISITIONS

Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the U.S. and Europe. We cannot, however, give any assurance that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

2008 Annual Report - CGI Group Inc.

RISKS RELATED TO THE MARKET

Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Integrity of Disclosure
Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal controls and informations systems.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under the Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as carrying on ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

The Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2008. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Legal Proceedings
From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. As at September 30, 2008, the Company is involved in claims of approximately $140.0 million and counterclaims exceeding $160.0 million.

2008 Annual Report - CGI Group Inc.

Management’s and
Auditors’ Reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Group Inc. (“the Company”) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (“MD&A”). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management’s best estimates and judgment. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Deloitte & Touche LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company’s disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The financial statements and MD&A have been reviewed and approved by the Board of Directors.

	Michael E. Roach President and Chief Executive Officer	R. David Anderson Executive Vice-President and Chief Financial Officer

November 9, 2008

2008 Annual Report - CGI Group Inc.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada.

The Company’s internal control over financial reporting includes policies and procedures that:

-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

-
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

-
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There was one exclusion from our assessment. Our interest in a joint venture was excluded from our assessment as we do not have the ability to dictate or modify the joint venture’s internal control over financial reporting, and we do not have the practical ability to assess those controls. Our interest in the joint venture represents 1.1% of our consolidated total assets and 2.4% of our consolidated revenue as at and for the year ended September 30, 2008. We have assessed the Company’s internal controls over the inclusion of our share of the joint venture and its results for the year in our consolidated financial statements.

As of the end of the Company’s 2008 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2008 was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2008 has been audited by the Company’s independent auditors, as stated in their report appearing on page 4.

	Michael E. Roach President and Chief Executive Officer	R. David Anderson Executive Vice-President and Chief Financial Officer

November 9, 2008

2008 Annual Report - CGI Group Inc.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the internal control over financial reporting of CGI Group Inc. and subsidiaries (“the Company”) as of September 30, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  As described in Management’s Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting concerning one investment.  Management excluded from its assessment the internal control over financial reporting of its interest in a joint venture because the Company does not have the ability to dictate or modify the controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Their interest in the joint venture constitutes 1.1 % of total assets and 2.4% of revenues of the consolidated financial statements of the Company as of and for the year ended September 30, 2008.  Accordingly, our audit did not include the internal control over financial reporting of that investment.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2008, and our report dated November 9, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments By Independent Registered Chartered Accountants for U.S. Readers on Canada-U.S. Reporting Differences.

Deloitte & Touche LLP
Independent Registered Chartered Accountants

Montréal, Québec
November 9, 2008

2008 Annual Report - CGI Group Inc.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated balance sheets of CGI Group Inc. and subsidiaries (the “Company”) as at September 30, 2008 and 2007 and the related consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the three years in the period ended September 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. and subsidiaries as at September 30, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2008, in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated November 9, 2008, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Independent Registered Chartered Accountants

Montréal, Québec
November 9, 2008

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders of the consolidated financial statements of CGI Group Inc. dated November 9, 2008, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Deloitte & Touche LLP
Independent Registered Chartered Accountants

Montréal, Québec
November 9, 2008

2008 Annual Report - CGI Group Inc.

Consolidated Financial
Statements

Consolidated Statements of Earnings

Years ended September 30 (in thousands of Canadian dollars, except share data)	2008	2007	2006
	$	$	$
Revenue	3,705,863	3,633,945	3,393,382
Operating expenses
Costs of services, selling and administrative (Note 18)	3,111,965	3,053,739	2,919,007
Amortization (Note 14)	163,944	175,029	168,381
Restructuring costs related to specific items (Note 16)	–	23,010	67,266
Interest on long-term debt	27,284	41,818	43,291
Other income	(5,570)	(9,336)	(7,588)
Interest and other expenses	3,341	283	491
Gain on sale of assets	–	(700)	(10,475)
	3,300,964	3,283,843	3,180,373
Earnings from continuing operations before income taxes and non-controlling interest	404,899	350,102	213,009
Income taxes (Note 17)	106,133	115,192	69,239
Non-controlling interest, net of income taxes	868	251	–
Earnings from continuing operations	297,898	234,659	143,770
(Loss) earnings from discontinued operations, net of income taxes (Note 20)	(5,134)	1,743	2,763

Net earnings	292,764	236,402	146,533

Basic earnings (loss) per share
Continuing operations (Note 13)	0.94	0.71	0.39
Discontinued operations	(0.02)	0.01	0.01
	0.92	0.72	0.40

Diluted earnings (loss) per share
Continuing operations (Note 13)	0.92	0.70	0.39
Discontinued operations	(0.02)	0.01	0.01
	0.90	0.71	0.40
See Notes to the consolidated ﬁnancial statements.

2008 Annual Report - CGI Group Inc.

Consolidated Statements of Comprehensive Income
Years ended September 30 (in thousands of Canadian dollars)	2008	2007	2006
	$	$	$
Net earnings	292,764	236,402	146,533
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	67,561	(118,785)	(47,857)
Net unrealized (losses) gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations	(538)	22,848	8,794
Net unrealized losses on cash flow hedges	(1,200)	–	–
Other comprehensive income (loss) before income taxes	65,823	(95,937)	(39,063)
Income tax expense (recovery) on other comprehensive income (loss)	1,174	913	(623)
Other comprehensive income (loss) (Note 15)	64,649	(96,850)	(38,440)
Comprehensive income	357,413	139,552	108,093

See Notes to the consolidated ﬁnancial statements.

Consolidated Statements of Retained Earnings
Years ended September 30 (in thousands of Canadian dollars)	2008	2007	2006
	$	$	$
Balance, beginning of year	752,847	587,201	895,267
Net earnings	292,764	236,402	146,533
Share repurchase costs (Note 11)	–	–	(6,760)
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 11)	(121,890)	(70,756)	(447,839)
Balance, end of year	923,721	752,847	587,201

See Notes to the consolidated ﬁnancial statements.

2008 Annual Report - CGI Group Inc.

Consolidated Balance Sheets

As at September 30 (in thousands of Canadian dollars)	2008	2007
	$	$
Assets
Current assets
Cash and cash equivalents (Note 3)	50,134	88,879
Accounts receivable (Note 4)	487,563	466,042
Work in progress	228,510	176,417
Prepaid expenses and other current assets	82,992	67,625
Income taxes	4,189	4,849
Future income taxes (Note 17)	34,031	30,434
Assets held for sale (Note 20)	1,398	53,631
	888,817	887,877
Capital assets (Note 5)	178,435	142,405
Contract costs (Note 6)	166,911	192,722
Finite-life intangibles and other long-term assets (Note 7)	422,078	445,824
Future income taxes (Note 17)	7,747	4,673
Goodwill (Note 8)	1,689,362	1,646,929
Total assets before funds held for clients	3,353,350	3,320,430
Funds held for clients	330,623	155,378
	3,683,973	3,475,808

Liabilities
Current liabilities
Accounts payable and accrued liabilities	339,765	331,123
Accrued compensation	127,151	130,830
Deferred revenue	133,688	150,211
Income taxes	79,260	108,272
Future income taxes (Note 17)	25,529	21,825
Current portion of long-term debt (Note 10)	100,917	9,815
Liabilities held for sale (Note 20)	657	12,095
	806,967	764,171
Future income taxes (Note 17)	184,686	202,718
Long-term debt (Note 10)	290,174	463,376
Other long-term liabilities (Note 9)	72,181	71,897
Total liabilities before clients’ funds obligations	1,354,008	1,502,162
Clients’ funds obligations	330,623	155,378
	1,684,631	1,657,540
Commitments, contingencies and guarantees (Note 26)
Shareholders’ equity
Retained earnings	923,721	752,847
Accumulated other comprehensive loss (Note 15)	(321,424)	(386,073)
	602,297	366,774

Capital stock (Note 11)	1,319,672	1,369,029
Contributed surplus (Note 12 b)	77,373	82,465
	1,999,342	1,818,268
	3,683,973	3,475,808
See Notes to the consolidated ﬁnancial statements.

Approved by the Board	Director	Director
	Michael E. Roach	Serge Godin

2008 Annual Report - CGI Group Inc.

Consolidated Statements of Cash Flows

Years ended September 30 (in thousands of Canadian dollars)	2008	2007	2006
	$	$	$
Operating activities
Earnings from continuing operations	297,898	234,659	143,770
Adjustments for:
Amortization (Note 14)	186,892	198,335	197,375
Non-cash portion of restructuring costs related to specific items	–	–	1,311
Deferred credits	–	–	(781)
Future income taxes (Note 17)	(22,839)	10,054	(34,225)
Foreign exchange loss	1,846	3,833	1,412
Stock-based compensation (Note 12 a)	5,131	13,933	12,895
Gain on sale of assets	–	(700)	(10,475)
Non-controlling interest, net of income tax	868	251	–
Net change in non-cash working capital items (Note 22 a)	(113,886)	84,250	(8,578)
Cash provided by continuing operating activities	355,910	544,615	302,704

Investing activities
Business acquisitions (net of cash acquired) (Note 19)	–	(17,298)	(25,620)
Proceeds from sale of assets and businesses (net of cash disposed) (Notes 19 and 20)	29,238	–	30,114
Purchase of capital assets	(60,983)	(50,967)	(40,696)
Proceeds from disposal of capital assets	–	1,371	562
Payment of contract costs	(13,138)	(24,189)	(33,990)
Reimbursement of contract costs upon termination of a contract	–	2,143	–
Additions to ﬁnite-life intangibles and other long-term assets	(48,044)	(66,306)	(72,281)
Decrease in other long-term assets	3,019	908	2,677
Cash used in continuing investing activities	(89,908)	(154,338)	(139,234)

Financing activities
Use of credit facilities	90,305	30,113	746,170
Repayment of credit facilities	(196,533)	(353,643)	(158,944)
Repayment of long-term debt	(14,064)	(7,466)	(13,124)
Repurchase of Class A subordinate shares (Note 11)	(216,208)	(128,541)	(926,145)
Issuance of shares (net of share issue costs) (Note 11)	32,423	42,744	57,963
Cash used in continuing financing activities	(304,077)	(416,793)	(294,080)
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	398	(3,962)	(352)
Net decrease in cash and cash equivalents from continuing operations	(37,677)	(30,478)	(130,962)
Net cash and cash equivalents (used in) provided by discontinued operations (Note 20)	(1,068)	3,628	6,232
Cash and cash equivalents, beginning of year	88,879	115,729	240,459
Cash and cash equivalents, end of year (Note 3)	50,134	88,879	115,729

Supplementary cash ﬂow information (Note 22)
See Notes to the consolidated ﬁnancial statements
.
2008 Annual Report - CGI Group Inc.

Notes to the
Consolidated Financial Statements

Years ended September 30, 2008, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data)

Note 1 > Description of Business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”), including outsourcing, systems integration and consulting, software licenses and maintenance, as well as business process services (“BPS”) to help clients cost effectively realize their strategies and create added value.

Note 2 > Summary of Significant Accounting Policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects from U.S. GAAP. A reconciliation between Canadian and U.S. GAAP can be found in Note 29.

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2008, including the impact of the restatement for discontinued operations (Note 20) and the change in segmentation (Note 8).

changes in accounting policies
The Canadian Institute of Chartered Accountants (“CICA”) issued the following new Handbook sections, which were effective for interim periods beginning on or after October 1, 2007:

a)
Section 3862, “Financial Instruments — Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section and Section 3863, “Financial Instruments — Presentation” replaced Section 3861, “Financial Instruments — Disclosure and Presentation”.

b)	Section 3863, “Financial Instruments — Presentation”, establishes standards for presentation of financial instruments and non-financial derivatives.

c)
Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure requirements of the entity’s objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures required as a result of the adoption of these standards are included in the notes to the consolidated financial statements (Note 27 and Note 28).

use of estimates
The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and shareholders’ equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, goodwill, income taxes, contingencies and other liabilities, accrued integration charges, revenue recognition, stock based compensation, investment tax credits and government assistance and the impairment of long-lived assets.

basis of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investment using the proportionate consolidation method.

revenue recognition, work in progress and deferred revenue
The Company generates revenue principally through the provision of IT services and BPS.

The IT services include a full range of information technology services, namely: i) outsourcing ii) systems integration and consulting iii) software licenses and iv) provision of maintenance. BPS provides business processing for the financial services sector, as well as other services such as payroll and document management services.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured.

2008 Annual Report - CGI Group Inc.

Note 2 > Summary of Significant Accounting Policies (continued)

The Company’s arrangements often include a mix of the services listed below.  If an arrangement involves the provision of multiple elements, the total arrangement value is allocated to each element as a separate unit of accounting if: 1) the delivered item has value to the client on a stand-alone basis; 2) there is objective and reliable evidence of the fair value of the undelivered item; and 3) in an arrangement that includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their relative fair values.  Fair value is established based on the internal or external evidence of the amount charged for each revenue element.  However, some software license arrangements are subject to specific policies as described below in “Software license arrangements”.

In situations where there is fair value for all undelivered elements, but not for the delivered elements, the residual method is used to allocate the arrangement consideration.  Under the residual method, the amount of revenue allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements.

For all types of arrangements, the appropriate revenue recognition method is applied for each unit of accounting, as described below, based on the nature of the arrangement and the services included in each unit of accounting. All deliverables that do not meet the separation criteria are combined into one unit of accounting and the most appropriate revenue recognition method is applied.

Some of the Company’s arrangements may include client acceptance clauses.  Each clause is analyzed to determine whether the earnings process is complete when the service is performed.  If uncertainty exists about client acceptance, revenue is not recognized until acceptance occurs. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include the historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and the historical experience with the specific client.

Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

Outsourcing and BPS Arrangements
Revenue from outsourcing and BPS arrangements under time and materials and unit-priced arrangements are recognized as the services are provided at the contractually stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit price during the term of the contract or based on the actual amounts billed.
Revenue from outsourcing and BPS arrangements under fixed-fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.

Systems Integration and Consulting Services
Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements and software licenses arrangements where the implementation services are essential to the functionality of the software or where the software requires significant customization are recognized using the percentage-of-completion method over the implementation period. The Company uses the labour costs or labour hours incurred to date to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that gave rise to the revision became known.

Revenue from systems integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Software License Arrangements
Most of the Company’s software license arrangements are accounted for as described above in “Systems integration and consulting services”. In addition, the Company has software license arrangements that do not include implementation services that are essential to the functionality of the software or software that requires significant customization, but that may involve the provision of multiple elements such as integration and post-contract customer support. For these types of arrangements, revenue from software licenses is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific objective evidence (“VSOE”) of fair value of an arrangement exists to allocate the total fee to the different elements of an arrangement based on their relative VSOE of fair value. The residual method, as defined above, using VSOE of fair value can be used to allocate the arrangement consideration. VSOE of fair value is established through internal evidence of prices charged for each revenue element when that element is sold separately. Revenue from maintenance services for licenses sold and implemented is recognized ratably over the term of the contract.

2008 Annual Report - CGI Group Inc.

Work in Progress and Deferred Revenue
Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

reimbursements
Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software re-sales, are included in revenue, and the corresponding expense is included in costs of services when the Company has assessed that the costs meet the criteria for gross revenue recognition.

cash and cash equivalents
Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.

capital assets
Capital assets are recorded at cost and are amortized over the following estimated useful lives of the assets, using the straight-line method:

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term plus ﬁrst renewal option
Furniture and ﬁxtures	3 to 10 years
Computer equipment	3 to 5 years

funds held for clients and clients’ funds obligations
In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claim holders, files federal and local tax returns, and handles related regulatory correspondence and amendments. The Company presents the funds held for clients and related obligations separately.

contract costs
Contract costs are mainly incurred when acquiring or implementing long-term IT services and BPS contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.

Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments or discounts awarded principally over a transition period, as negotiated in the contract. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued. For discounts, cost is measured at the value of the granted financial commitment and a corresponding amount is recorded as deferred revenue in other long-term liabilities. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.

Capital assets acquired from a client in connection with outsourcing contracts are capitalized as such and amortized consistent with the amortization policies described previously. The excess of the amount paid over the fair value of capital assets acquired in connection with outsourcing contracts is considered as an incentive granted to the client, and is recorded as described in the preceding paragraph.

Transition costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of expenses related to activities such as the conversion of the client’s applications to the Company’s platforms. These incremental costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Pre-contract costs associated with acquiring or implementing long-term IT services and BPS contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are incremental and directly related to the acquisition of the contract. Eligible contract costs are recorded at cost and amortized using the straight-line method over the expected term of the respective contracts.

finite-life intangible assets
Finite-life intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships.

Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed for distribution are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income-producing capabilities of the software products. Client relationships are acquired through business combinations and are initially recorded at their fair value based on the present value of expected future cash flows.

2008 Annual Report - CGI Group Inc.

Note 2 > Summary of Significant Accounting Policies (continued)

The Company amortizes its finite-life intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years

other long-term assets
Other long-term assets (Note 7) consist mainly of deferred financing fees, deferred compensation plan assets, long-term maintenance agreements and the fair value of forward contracts. The Company amortizes its long-term maintenance agreements using the straight-line method over the term of the contract.

Impairment of long-lived assets
When events or changes in circumstances indicate that the carrying amount of long-lived assets, such as capital assets, contract costs and finite-life intangibles, may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent that such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to the projected future discounted cash flows.

business combinations and goodwill
The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, with the excess of the purchase price amount being allocated to goodwill. Goodwill for each reporting unit is assessed for impairment at least annually, or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. An impairment charge is recorded when the goodwill carrying amount of the reporting unit exceeds its fair value.

accrued integration charges
Accrued integration charges are comprised of liabilities for costs incurred in business combinations and restructuring activities, such as severance payments related to the termination of certain employees of the acquired business performing functions already available through the Company’s existing structure and provisions related to leases for premises occupied by the acquired businesses that the Company plans to vacate.

earnings per share
Basic earnings per share are based on the weighted average number of shares outstanding during the period. The dilutive effect of stock options is determined using the treasury stock method.

research and software development costs
Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. The Company follows the cost reduction method to account for tax credits.

Under this method, tax credits related to current expenditures are recognized in the period in which the related expenditures are charged to operations, provided there is reasonable assurance of realization. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset, provided there is reasonable assurance of realization. Included in costs of services, selling and administrative expenses are research expenses in the amount of $28,775,000 ($35,661,000 in 2007 and $27,909,000 in 2006). Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility. During the year, the Company incurred direct research and software development expenses of $54,759,000 ($73,775,000 in 2007 and $68,700,000 in 2006).

Capitalized software development costs are included as part of finite-life intangibles in the amount of $25,984,000 ($37,911,000 in 2007). Research and software development tax credits amounting to $854,000 were recorded against these assets for the year ended September 30, 2008 ($853,000 in 2007).

income taxes
Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets when its realization is not considered more likely than not.

2008 Annual Report - CGI Group Inc.

translation of foreign currencies
Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Realized and unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries, with economic activities largely independent of the Company, are accounted for using the current rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are reported as net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations in the Consolidated Statements of Comprehensive Income. As a result of differences in the translation of the financial statements of foreign subsidiaries, accumulated other comprehensive loss decreased by $67,023,000 before income taxes and increased by $95,937,000 before income taxes in 2008 and 2007, respectively. These variations resulted principally from translating U.S. dollar denominated goodwill.

The accounts of foreign subsidiaries, which are financially or operationally dependent on the Company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

stock-based compensation
Stock-based compensation cost is recorded using the fair value based method. This method consists of recording compensation cost to earnings over the vesting period of options granted. When stock options are exercised, any consideration paid by employees is credited to capital stock and the recorded fair value of the option is removed from contributed surplus and credited to capital stock.

Hedging transactions
The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

Effective December 21, 2007, the Company undesignated its US$192,000,000 Senior U.S. unsecured notes as the hedging instrument for a part of the Company’s net investment in self-sustaining foreign subsidiaries and entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes. The purpose of the hedging transactions is to hedge the risk of variability in functional currency equivalent cash flows associated with the foreign currency debt principal repayments (Note 10). The hedges were documented as cash flow hedges and no component of the derivative’s fair value are excluded from the assessment and measurement of hedge effectiveness. The hedge is considered to be highly effective as the terms of the forward contracts coincide with the terms of the repayment of the three tranches of the debt.

The forward contracts are derivative instruments and, therefore, are recorded at fair value on the balance sheet under other long-term assets or liabilities and the effective portion of the change in fair value of the derivatives is recognized in other comprehensive income.  An amount that will offset the related translation gain or loss arising from the remeasurement of the portion of the debt that is designated shall be reclassified each period from other comprehensive income (loss) to earnings.  The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment of interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine fair values of the forward contracts. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for the year ended September 30, 2008, were not significant.

future accounting changes
The CICA has issued the following new Handbook sections:

i)
Section 3064, “Goodwill and Intangible Assets”, effective for interim periods beginning on or after October 1, 2008. This section, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”). Section 1000, “Financial Statement Concepts”, was also amended to provide consistency with this new standard. The Company has assessed that the impact of this standard will not be significant.

ii)
Section 1400, “General Standards of Financial Statement Presentation”,  effective for interim periods beginning on or after October 1, 2008. This section includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section will not have an impact on the Company’s consolidated financial statements.

Additionally, in February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS would be required for Canadian publicly accountable enterprises for years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting IFRS on the consolidated financial statements.

2008 Annual Report - CGI Group Inc.

Note 3 > Cash and Cash Equivalents

	2008	2007
	$	$
Cash	33,433	50,218
Cash equivalents	16,701	38,661
	50,134	88,879

Note 4 > Accounts Receivable

	2008	2007
	$	$
Trade	399,397	377,771
Other[1]	88,166	88,271
	487,563	466,042

[1]
Other accounts receivable include refundable tax credits on salaries related to the E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres, Development of E-Business, research and development and other tax credit programs. The tax credits represent approximately $54,822,000 and $66,003,000 of other accounts receivable in 2008 and 2007, respectively.

The Company is deﬁned as an eligible company and operates “eligible activities” under the terms of various Québec government tax credit programs on salaries for eligible employees located mainly in designated locations in the province of Québec, Canada. The Company must obtain an eligibility certiﬁcate from the Québec government annually. These programs are designed to support job creation and revitalization efforts in certain urban areas.

In order to be eligible for the E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres and other tax credits, the Company relocated some of its employees to designated locations. Real estate costs for these designated locations are significantly higher than they were at the previous facilities. As at September 30, 2008, the balance outstanding for financial commitments for these real estate locations was $399,816,000 ranging between 2 and 15 years.

The refundable tax credits are calculated at rates varying between 30% to 40% on salaries paid in Québec to a maximum range of $12,500 to $20,000 per year per eligible employee. Starting April 1, 2008, the Company became eligible for the Development of E-Business refundable tax credit, which replaces certain existing Québec tax credit programs. The fiscal measure enables corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 30% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2015

Note 5 > Capital Assets

			2008			2007
Accumulated			Net book		Accumulated	Net book
Cost		amortization	value	Cost	amortization	value
$		$	$	$	$	$
Land and buildings	13,804	2,900	10,904	10,561	2,037	8,524
Leasehold improvements	142,740	63,120	79,620	131,903	50,200	81,703
Furniture and ﬁxtures	40,433	18,405	22,028	31,023	13,834	17,189
Computer equipment	138,123	72,240	65,883	87,595	52,606	34,989
	335,100	156,665	178,435	261,082	118,677	142,405

Capital assets include assets acquired under capital leases totalling $23,426,000 ($10,268,000 in 2007), net of accumulated amortization of   $9,236,000 ($4,705,000 in 2007). Amortization expense of capital assets acquired under capital leases was $4,530,000 and $1,185,000 in 2008 and 2007, respectively.

Asset retirement obligations pertain to operating leases of office buildings where certain clauses require premises to be returned to their original state at the end of the lease term. The asset retirement obligation liability of $2,529,000 ($1,735,000 in 2007), which is recorded in other long-term liabilities, was based on the expected cash flows of $3,465,000 ($2,736,000 in 2007) and was discounted at an interest rate of 4.35% (5.12% in 2007). The timing of the settlement of these obligations varies between 1 and 15 years.

2008 Annual Report - CGI Group Inc.

Note 6 > Contract Costs

			2008			2007
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Incentives	241,951	164,527	77,424	241,764	142,989	98,775
Transition costs	152,793	63,306	89,487	143,139	49,192	93,947
	394,744	227,833	166,911	384,903	192,181	192,722

Note 7 > Finite-life Intangibles and Other Long-term Assets

			2008
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Internal-use software	84,764	47,467	37,297
Business solutions	300,024	150,214	149,810
Software licenses	134,162	94,572	39,590
Client relationships and other	348,893	199,189	149,704
Finite-life intangibles	867,843	491,442	376,401
Deferred financing fees			4,933
Deferred compensation plan (Note 25)			11,657
Long-term maintenance agreements			13,531
Forward contracts (Note 27)			8,758
Balance of sale receivable (Note 19 b) and other			6,798
Other long-term assets			45,677
Total finite-life intangibles and other long-term assets			422,078

			2007
	Cost	accumulated amortization	net book value
	$	$	$
Internal-use software	75,639	35,529	40,110
Business solutions	271,146	118,739	152,407
Software licenses	114,666	80,702	33,964
Client relationships and other	339,392	158,011	181,381
Finite-life intangibles	800,843	392,981	407,862
Deferred financing fees			6,481
Deferred compensation plan (Note 25)			12,206
Long-term maintenance agreements			16,159
Other			3,116
Other long-term assets			37,962
Total finite-life intangibles and other long-term assets			445,824

Amortization expense of finite-life intangibles included in the consolidated statements of earnings is as follows:

	2008	2007	2006
	$	$	$
Internal-use software	12,307	10,673	10,672
Business solutions	34,607	49,868	36,257
Software licenses	17,997	22,422	29,980
Client relationships and other	37,121	40,194	42,575
Amortization of finite-life intangibles (Note 14)	102,032	123,157	119,484

2008 Annual Report - CGI Group Inc.

Note 8 > Goodwill

In prior years, management regularly reviewed the Company’s operating results based on its two lines of business, IT services and BPS. During fiscal 2008, the Company divested of the Canadian claims adjusting and risk management services business (Note 19 b) and integrated BPS into its IT services line of business. As a result of these changes, the reporting segments were changed to Canada, U.S. & India, and Europe & Asia Pacific.

Due to the new reporting segments, the Company conducted two goodwill impairment tests: before and after the change in segmentation. The Company completed its annual goodwill impairment test as at September 30, 2008. Based on the results of this test, no impairment charge was required.

The variations in goodwill are as follows:

				2008
	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$
Balance, beginning of year	1,159,431	390,676	96,822	1,646,929
Purchase price adjustments (Note 19)	(701)	(9,215)	-	(9,916)
Foreign currency translation adjustment	-	49,668	2,681	52,349
Balance, end of year	1,158,730	431,129	99,503	1,689,362

				2007
	Canada	U.S. & India	Europe & Asia Pacific	Total
	$	$	$	$
Balance, beginning of year	1,163,201	465,479	97,423	1,726,103
Acquisitions (Note 19)	-	19,620	-	19,620
Purchase price adjustments (Note 19)	(3,770)	(1,265)	68	(4,967)
Foreign currency translation adjustment	-	(93,158)	(669)	(93,827)
Balance, end of year	1,159,431	390,676	96,822	1,646,929

Note 9 > Other Long-term Liabilities

	2008	2007
	$	$
Deferred compensation	22,068	21,404
Accrued integration and restructuring charges	12,145	29,955
Non-controlling interest	5,922	4,979
Deferred revenue	13,441	6,596
Lease inducements	14,150	6,155
Other	4,455	2,808
	72,181	71,897

2008 Annual Report - CGI Group Inc.

Note 10 > Long-term Debt

	2008	2007
	$	$
Senior U.S. unsecured notes, bearing a weighted average interest rate of 4.97% and repayable by payments of $90,091,500 in 2009, of $92,211,300 in 2011 and $21,198,000 in 2014, less imputed interest of $1,072,491[1]	202,428	189,525
Unsecured committed revolving term facility bearing interest at LIBOR rate plus 0.63% or bankers’ acceptance rate plus 0.63%, maturing in 2012[2]	157,468	263,696
Obligation bearing interest at 2.34% and repayable in blended monthly instalments maturing in 2010	9,037	–
Obligation bearing interest at 1.60% and repayable in blended monthly instalments matured in 2008	–	1,214
Balances of purchase price related to business acquisitions, non-interest bearing. As at September 30, 2008, the balance is payable in 2009 and is recorded at a discounted value using a 5.60% interest rate. The balance as at September 30, 2007 includes certain amounts recorded at a discounted value using a 7.00% interest rate and were paid in 2008.	645	10,112
Obligations under capital leases, bearing a weighted average interest rate of 5.35% and repayable in blended monthly instalments maturing at various dates until 2013	21,513	8,644
	391,091	473,191
Current portion	100,917	9,815
	290,174	463,376

[1]
The US$192,000,000 private placement financing with U.S. institutional investors is comprised of three tranches of senior unsecured notes maturing in January 2009, 2011 and 2014, and was issued on January 29, 2004, with a weighted average maturity of 6.4 years. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 28). At September 30, 2008, the Company is in compliance with these covenants.

[2]
The Company has a five-year unsecured revolving credit facility available for an amount of $1,500,000,000 that expires in August 2012. The five-year term can be extended annually. As at September 30, 2008, an amount of $158,000,000 has been drawn upon this facility. Also an amount of $16,335,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. In addition to the revolving credit facility, the Company has available demand lines of credit in the amount of $25,000,000. At September 30, 2008, no amount had been drawn upon these facilities. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 28). At September 30, 2008, the Company is in compliance with these covenants. The Company also has a proportionate share of a revolving demand credit facility related to the joint venture for an amount of $5,000,000 bearing interest at the Canadian prime rate. As at September 30, 2008, no amount has been drawn upon this facility.

Principal repayments on long-term debt over the forthcoming years are as follows:	$
2009	93,819
2010	4,641
2011	92,728
2012	157,468
2013	–
Thereafter	20,922
Total principal payments on long-term debt	369,578

Minimum capital lease payments are as follows:	Principal	Interest	Payment
	$	$	$
2009	7,098	1,023	8,121
2010	6,702	609	7,311
2011	4,699	290	4,989
2012	2,302	103	2,405
2013	712	15	727
Total minimum capital lease payments	21,513	2,040	23,553

2008 Annual Report - CGI Group Inc.

Note 11 > Capital Stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

For 2008, 2007 and 2006, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying Value
		$		$		$
Balance, September 30, 2005	397,448,329	1,718,105	33,772,168	44,868	431,220,497	1,762,973
Repurchased and cancelled[1]	(108,315,500)	(466,994)	–	–	(108,315,500)	(466,994)
Repurchased and not cancelled[1]	–	(4,028)	–	–	–	(4,028)
Issued upon exercise of options[2]	1,220,820	11,818	–	–	1,220,820	11,818
Issued upon exercise of warrants[3]	7,021,096	60,260	546,131	3,577	7,567,227	63,837
Converted upon exercise of warrants[3]	110,140	721	(110,140)	(721)	–	–
Balance, September 30, 2006	297,484,885	1,319,882	34,208,159	47,724	331,693,044	1,367,606
Repurchased and cancelled[1]	(12,484,000)	(52,203)	–	–	(12,484,000)	(52,203)
Repurchased and not cancelled[1]	–	(3,461)	–	–	–	(3,461)
Issued upon exercise of options[2]	5,544,830	57,087	–	–	5,544,830	57,087
Balance, September 30, 2007	290,545,715	1,321,305	34,208,159	47,724	324,753,874	1,369,029
Repurchased and cancelled[1]	(20,488,168)	(90,748)	–	–	(20,488,168)	(90,748)
Repurchased and not cancelled[1]	–	(847)	–	–	–	(847)
Issued upon exercise of options[2]	4,107,823	42,238	–	–	4,107,823	42,238
Balance, September 30, 2008	274,165,370	1,271,948	34,208,159	47,724	308,373,529	1,319,672

[1]
On February 5, 2008, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid to purchase up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Toronto Stock Exchange (“TSX”) subsequently approved the Company’s request for approval. The Issuer Bid enables the Company to purchase up to 28,502,941 Class A subordinate shares for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase under the Issuer Bid commencing February 7, 2008, until no later than February 6, 2009, or on such earlier date when the Company completes its purchases or elects to terminate the bid. Under a similar program in 2007, 29,091,303 Class A subordinate shares could have been repurchased between February 5, 2007, and February 4, 2008. During 2008, the Company repurchased 19,910,068 Class A subordinate shares (12,339,400 in 2007 and 8,374,400 in 2006) for cash consideration of $213,485,000 ($126,420,000 in 2007 and $59,631,000 in 2006). The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $121,890,000 ($70,756,000 in 2007 and $22,364,000 in 2006), was charged to retained earnings. As at September 30, 2008, 182,400 of the repurchased Class A subordinate shares (760,500 in 2007 and 905,100 in 2006) with a carrying value of $847,000 ($3,461,000 in 2007 and $4,028,000 in 2006) and a purchase value of $1,817,000 ($8,538,000 in 2007 and $6,661,000 in 2006) were held by the Company and had been cancelled subsequent to the year-end. Subsequent to September 30, 2008, the cancelled shares were paid (subsequent to September 30, 2007, $4,540,000 of the cancelled shares was paid and subsequent to September 30, 2006, all cancelled shares were paid).On January 12, 2006, the Company concluded a transaction whereby the Company repurchased from BCE for cancellation 100,000,000 of its Class A subordinate shares at a price of $8.5923 per share for consideration of $859,230,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $425,475,000, as well as share repurchase costs in the amount of $6,760,000, were charged to retained earnings.

[2]
The carrying value of Class A subordinate shares includes $10,223,000 ($13,904,000 in 2007 and $3,421,000 in 2006), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised since inception and the value of exercised options assumed in connection with acquisitions.

[3]
On March 22, 2006, a warrant was exercised by one holder to purchase 4,000,000 Class A subordinate shares of the Company at a price of $6.55 each for an aggregate amount of $26,200,000. The carrying value of these Class A subordinate shares includes $14,271,000, which was previously recorded under the Warrants caption and which represented the cost associated with the warrants. On April 6, 2006, warrants were exercised by another holder resulting in the issuance of 3,021,096 Class A subordinate shares and 110,140 Class B shares of the Company at a price of $6.55 each for an aggregate amount of $20,510,000. At the same time, this holder converted the 110,140 Class B shares to 110,140 Class A subordinate shares at a price of $6.55 each for an aggregate amount of $721,000. In addition, on April 28, 2006, the Company’s Class B shareholders exercised their warrants totalling 435,991 Class B shares at a price of $6.55 each for an aggregate amount of $2,856,000.

2008 Annual Report - CGI Group Inc.

Note 12 > Stock Options, Contributed Surplus and Warrants

a) stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2008, 46,239,306 Class A subordinate shares have been reserved for issuance under the Stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

		2008		2007		2006
Number of options		Weighted average exercise price per share	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$		$
Outstanding, beginning of year	24,499,886	8.52	29,956,711	8.57	26,538,654	8.79
Granted	7,798,388	11.39	3,960,405	7.74	8,738,601	8.06
Exercised	(4,107,823)	7.79	(5,544,830)	7.79	(1,220,820)	6.87
Forfeited	(1,094,052)	10.65	(3,872,400)	8.92	(4,099,724)	9.27
Expired	(338,661)	12.20	–	–	–	–
Outstanding, end of year	26,757,738	9.34	24,499,886	8.52	29,956,711	8.57
Exercisable, end of year	19,398,753	8.56	18,507,376	8.90	21,588,443	8.80

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2008:

		Options outstanding		Options exercisable
		Weighted average remaining	Weighted average		Weighted average
Range of exercise price	Number of options	contractual life (years)	exercise price	Number of options	exercise price
$			$		$
2.12 to 3.99	37,559	2.22	2.12	37,559	2.12
5.20 to 6.98	3,429,944	5.86	6.46	3,429,944	6.46
7.00 to 7.96	5,532,333	6.49	7.74	5,532,333	7.74
8.00 to 8.99	7,722,629	5.16	8.63	7,689,094	8.63
9.05 to 10.90	1,285,714	2.75	9.85	1,285,714	9.85
11.34 to 14.85	7,813,798	8.52	11.53	488,348	13.70
15.01 to 19.58	920,121	1.06	16.23	920,121	16.23
24.51 to 26.03	15,640	1.32	25.97	15,640	25.97
	26,757,738	6.25	9.34	19,398,753	8.56

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2008	2007	2006
Compensation expense ($)	5,131	13,933	12,895
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	23.70	29.48	36.13
Risk-free interest rate (%)	4.09	3.90	3.97
Expected life (years)	5.00	5.00	5.00
Weighted average grant date fair value ($)	3.37	2.60	3.13

2008 Annual Report - CGI Group Inc.

Note 12 > Stock Options, Contributed Surplus and Warrants (continued)

b) contributed surplus

The following table summarizes the contributed surplus activity since September 30, 2005:

$
Balance, September 30, 2005	67,578
Compensation cost of exercised options assumed in connection with acquisitions	(152)
Compensation cost associated with exercised options	(3,269)
Fair value of options granted	12,895
Carrying value of warrants expired[1]	5,384
Balance, September 30, 2006	82,436
Compensation cost associated with exercised options	(13,904)
Fair value of options granted	13,933
Balance, September 30, 2007	82,465
Compensation cost associated with exercised options	(10,223)
Fair value of options granted	5,131
Balance, September 30, 2008	77,373

[1]	On June 13, 2006, 1,118,210 warrants of one of the holders expired, resulting in a transfer of their carrying value of $5,384,000 from the warrants to the contributed surplus caption.

Note 13 > Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the years ended September 30:

	2008			2007			2006
	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations	Earnings from continuing operations	Weighted average number of shares outstanding[1]	Earnings per share from continuing operations
	$		$	$		$	$		$
	297,898	317,604,899	0.94	234,659	329,016,756	0.71	143,770	362,783,618	0.39
Dilutive options[2]		5,199,388			4,859,808			1,224,463
Dilutive warrants[2]		–			–			698,575
	297,898	322,804,287	0.92	234,659	333,876,564	0.70	143,770	364,706,656	0.39

[1]
The 19,910,068 Class A subordinate shares repurchased during the year (12,339,400 in 2007 and 108,374,400 in 2006) were excluded from the calculation of earnings per share as of the date of repurchase.

2
The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 8,764,136, 3,162,074 and 18,255,009 for the years ended September 30, 2008, 2007 and 2006, respectively. The number of excluded warrants was nil for the years ended September 30, 2008, 2007 and 2006.

Note 14 > Amortization

	2008	2007	2006
	$	$	$
Amortization of capital assets	43,455	32,396	33,983
Amortization of contract costs related to transition costs	18,457	19,476	14,914
Amortization of ﬁnite-life intangibles (Note 7)	102,032	123,157	119,484
	163,944	175,029	168,381
Amortization of contract costs related to incentives (presented as reduction of revenue)	21,682	21,946	26,602
Amortization of other long-term assets (presented in costs of services, selling and administrative and interest on long-term debt)	1,266	1,360	2,392
	186,892	198,335	197,375

2008 Annual Report - CGI Group Inc.

 Note 15 > Accumulated Other Comprehensive Loss

	Balance, as at October 1, 2007	Net changes incurred during the year	Balance, as at September 30, 2008
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations	(440,262)	67,561	(372,701)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations	54,547	(538)	54,009
Net unrealized losses on cash flow hedges	-	(1,200)	(1,200)
Income tax expense on other comprehensive items	(358)	(1,174)	(1,532)
	(386,073)	64,649	(321,424)

	Balance, as at October 1, 2006	Net changes incurred during the year	Balance, as at September 30, 2007
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations	(321,477)	(118,785)	(440,262)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations	31,699	22,848	54,547
Income tax expense on other comprehensive items	555	(913)	(358)
	(289,223)	(96,850)	(386,073)

	Balance, as at October 1, 2005	Net changes incurred during the year	Balance, as at September 30, 2006
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations	(273,620)	(47,857)	(321,477)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations	22,905	8,794	31,699
Income tax recovery on other comprehensive items	(68)	623	555
	(250,783)	(38,440)	(289,223)

Note 16 > Restructuring Costs Related to Specific Items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montréal and Toronto, of which a significant portion was related to lower than expected BCE work volumes. Approximately 1,150 positions were eliminated. The program ended December 31, 2006. Under the terms of the contract agreement signed on January 12, 2006, between BCE and the Company, BCE agreed to share in severance costs applicable to head count reductions in excess of 100 positions, up to a maximum of $10,000,000.

Total restructuring costs related to specific items to be incurred was $90,276,000, of which $61,986,000 (net of the BCE contribution of $10,000,000) was for severance and $28,290,000 for the consolidation and closure of facilities. The amount of $90,276,000 was split by segments as follows: $64,212,000 for Canada, $6,815,000 for U.S. & India, $6,478,000 for Europe & Asia Pacific and $12,771,000 for Corporate. Restructuring costs of $23,010,000 and $67,266,000 were incurred in 2007 and 2006, respectively.

2008 Annual Report - CGI Group Inc.

Note 16 > Restructuring Costs Related to Specific Items (continued)

The following table shows the components of the restructuring provision, included in accrued compensation, in accounts payable and accrued liabilities as well as in other long-term liabilities:

	Severance	Consolidation and closure of facilities	Total
	$	$	$
Balance, September 30, 2006	8,602	5,445	14,047
New restructuring costs related to specific items	11,015	12,474	23,489
Foreign currency translation adjustment	27	154	181
Paid during 2007	(18,455)	(8,684)	(27,139)
Balance, September 30, 2007[1]	1,189	9,389	10,578
Adjustments to initial provision	(241)	(1,407)	(1,648)
Foreign currency translation adjustment	(2)	19	17
Paid during 2008	(599)	(3,201)	(3,800)
Balance, as at September 30, 2008[1]	347	4,800	5,147

[1]
Of the total balance remaining, $347,000 ($1,189,000 in 2007) is included in accrued compensation, $1,811,000 ($3,987,000 in 2007) is included in accounts payable and accrued liabilities and $2,989,000 ($5,402,000 in 2007) is included in other long-term liabilities.

Note 17 > Income Taxes

The income tax provision is as follows:
	2008	2007	2006
	$	$	$
Current	128,972	105,138	103,464
Future	(22,839)	10,054	(34,225)
	106,133	115,192	69,239

The Company’s effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2008	2007	2006
	%	%	%
Company’s statutory tax rate	31.2	32.0	31.7
Effect of provincial and foreign tax rate differences	2.7	2.9	2.5
Beneﬁt arising from investment in subsidiaries	(3.3)	(3.2)	(4.0)
Final determination from agreements with tax authorities and expirations of statutes of limitations	(3.7)	–	–
Non-deductible stock options	0.1	0.8	1.9
Other non-deductible items	0.9	1.0	1.0
Impact of corporate tax holiday	(0.2)	(1.1)	–
Impact on future tax assets and liabilities resulting from tax rate changes	(1.7)	0.4	(0.9)
Valuation allowance relating to tax beneﬁts on losses	0.2	0.1	–
Other	–	–	0.4
Effective income tax rate	26.2	32.9	32.6

2008 Annual Report - CGI Group Inc.

Future income tax assets and liabilities are as follows at September 30:

	2008	2007
	$	$
Future income tax assets:
Accrued integration charges and accounts payable and accrued liabilities	10,191	12,155
Tax beneﬁts on losses carried forward	41,579	56,019
Capital assets, contract costs and ﬁnite-life intangibles and other long-term assets	10,915	4,394
Accrued compensation	26,077	24,731
Allowance for doubtful accounts	2,733	2,533
Financing and share issue costs	173	137
Other	2,718	1,446
	94,386	101,415
Valuation allowance	(25,473)	(21,166)
	68,8913	80,249

Future income tax liabilities:
Capital assets, contract costs and ﬁnite-life intangibles and other long-term assets	178,928	210,666
Work in progress	12,964	19,145
Goodwill	21,576	17,149
Refundable tax credits on salaries	20,434	19,572
Other	3,448	3,153
	237,350	269,685
Future income taxes, net	(168,437)	(189,436)

Future income taxes are classiﬁed as follows:	2008	2007
	$	$
Current future income tax assets	34,031	30,434
Long-term future income tax assets	7,747	4,673
Current future income tax liabilities	(25,529)	(21,825)
Long-term future income tax liabilities	(184,686)	(202,718)
Future income tax, net	(168,437)	(189,436)

At September 30, 2008, the Company had $105,334,000 in non-capital losses carried forward, of which $93,418,000 expire at various dates up to 2024 and $11,916,000 have no expiry date. In addition, the Company had capital loss carry forwards of $35,009,000 having no expiry dates.The Company recognized a future tax asset of $41,579,000 on the losses carried forward and recognized a valuation allowance of $25,473,000. The net future income tax asset of $16,106,000 is the amount that is more likely than not to be realized. Should this valuation allowance be reversed, goodwill would be reduced by approximately $18,209,000 and income tax expense would be reduced by approximately $7,264,000.

Foreign earnings of certain of the Company’s subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future income tax liability for these retained earnings as management does not expect them to be repatriated. A future income tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable matter, such as the sale of the investment or through the receipt of dividends. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any.

2008 Annual Report - CGI Group Inc.

Note 18 > Costs of Services, Selling and Administrative

Tax credits and foreign exchange loss netted against costs of services, selling and administrative expenses are as follows:

	2008	20077	2006
	$	$	$
Costs of services, selling and administrative	3,193,030	3,137,524	2,979,996
Tax credits (Note 4)	(82,510)	(87,242)	(62,903)
Foreign exchange loss	1,445	3,457	1,914
	3,111,965	3,053,739	2,919,007

Note 19 > Investments in Subsidiaries and Joint Ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

2008 TRANSACTIONS
a) Acquisition
There were no acquisitions during fiscal 2008.

b) Disposal
On July 19, 2008, the Company disposed its Canadian claims adjusting and risk management services business for purchase consideration of $38,050,000. This business was included in the former BPS segment in prior years. The Company received $31,671,000 in August 2008. Of the remaining balance, $879,000 will be paid within the next fiscal year and $5,500,000 will be paid on or before August 5, 2014, bearing interest of 10% payable annually (Note 7). The net assets disposed of included goodwill of $7,732,000, which is net of an impairment of $4,051,000. The transaction resulted in a loss of $965,000.

c) Balance of Integration Charges
American Management Systems, Incorporated (“AMS”) was acquired in fiscal 2004. For AMS, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, October 1, 2007	15,226	1,395	16,621
Adjustments to initial provision[1]	(4,962)	-	(4,962)
Foreign currency translation adjustment	686	84	770
Paid during 2008	(3,676)	(95)	(3,771)
Balance, September 30, 2008[2]	7,274	1,384	8,658

[1]	Have been recorded as a decrease of goodwill.
[2]	Of the total balance remaining, $4,310,000 is included in accounts payable and accrued liabilities and $4,348,000 is included in other long-term liabilities.

d) Modifications to Purchase Price Allocations
The Company modified the purchase price allocation and made adjustments relating to certain business acquisitions resulting in a net decrease of accrued integration charges, current portion of long-term debt, long-term debt, future income tax assets and accrued restructuring charges of $5,801,000, $3,287,000, $2,685,000, $2,145,000 and $320,000, respectively, and a net increase of cash and non-controlling interest of $43,000 and $75,000, respectively, whereas goodwill decreased by $9,916,000.

e) Consideration of Purchase Price
During fiscal 2008, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $3,954,000.

2008 Annual Report - CGI Group Inc.

2007 TRANSACTIONS
a) Acquisition
The Company made the following acquisition:

–
Codesic Consulting (“Codesic”) – On May 3, 2007, the Company acquired all of the outstanding shares of an IT services firm in Seattle, Washington. Recognized for its depth of business and IT knowledge, Codesic assists its clients by managing strategic initiatives, integrating technology with business, and supporting critical computing environments.

The acquisition was accounted for using the purchase method. The purchase price allocation shown below was preliminary and based on the Company’s management’s best estimates. Of the aggregate cash consideration of $24,034,000, $15,055,000 was paid. The amount of the remaining payment is contingent on a formula set out in the agreement which will vary based on the performance of Codesic over the next two years. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note 19 d) of 2008 Transactions.

Codesic
$
Non-cash working capital items	1,303
Capital assets	146
Client relationships and other	6,023
Goodwill[1]	16,094
Future income taxes	355
23,921
Cash acquired	113
Net assets acquired	24,034
Consideration
Cash	14,778
Contingent payment	8,979
Acquisition costs	277
24,034

[1]	Goodwill is deductible for tax purposes.

In connection with the acquisition completed in 2007, the Company has adopted certain plans to restructure and integrate the acquired business. Consequently, the Company established provisions related to the planned termination of certain employees of the acquired business performing functions already available through its existing structure, in the amount of $332,000.

b) Modification to Joint Venture
On April 19, 2007, the Company modified its agreement between shareholders of Conseillers en informatique d’affaires (“CIA”), a provider of IT services primarily in the government and financial sectors. As a result of the modification, the Company is in a position to exercise unilateral control over CIA. Accordingly, the Company began using the consolidation method to account for its investment of 60.69%. Prior to April 19, 2007, the investment qualified as a joint venture and the Company used the proportionate consolidation method to account for it. Under the agreement, the Company has committed to purchase the remaining 39.31% of shares of CIA by October 1, 2011. Subsequent to April 19, 2007, the Company increased its investment of shares of CIA to 64.66%. The modification of the consolidation method and the increase in the ownership percentage resulted in a net increase of net assets of $215,000 and a net decrease of cash of the same amount. As a result of the modification, the value of goodwill relating to CIA is $3,526,000. The Company noted its commitment to purchase the remaining interest in Note 26 a).

2008 Annual Report - CGI Group Inc.

Note 19 > Investments in Subsidiaries and Joint Ventures (continued)

c) Balance of Integration Charges
COGNICASE Inc. (“Cognicase”) was acquired in fiscal 2003. For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, October 1, 2006	35,010	2,287	37,297
Adjustments to initial provision[1]	(3,860)	(754)	(4,614)
Foreign currency translation adjustment	(1,517)	(17)	(1,534)
Paid during 2007	(9,577)	(121)	(9,698)
Balance, September 30, 2007[2]	20,056	1,395	21,451

[1]	Have been recorded as a decrease of goodwill.
[2]
Of the total balance remaining, $6,247,000 is included in accounts payable and accrued liabilities and $15,204,000 is included in other long-term liabilities. The majority of the remaining Cognicase balance was paid in fiscal 2008.

d) Modifications to Purchase Price Allocations
The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of future income tax assets, accrued integration charges, cash and non-cash working capital items of $3,021,000, $8,045,000, $130,000 and $118,000, respectively, and a net increase of client relationships of $191,000, whereas goodwill decreased by $4,967,000.

e) Consideration of Purchase Price
During fiscal 2007, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $2,011,000.

2006 TRANSACTIONS
a) Acquisitions
The Company made the following acquisitions:

–
Pangaea Systems Inc. (“Pangaea”) – On March 1, 2006, the Company acquired all of the outstanding shares of an information technology services company based in Alberta, Canada. Pangaea specializes in development of internet-based solutions and related services mostly in the public sector, as well as in the energy and financial services sectors.

–
ERS Informatique Inc. (“ERS”) – On April 7, 2006, one of the Company’s joint ventures acquired all outstanding shares of an information technology services company based in Québec, Canada. ERS specializes in software development of applications mostly in the public sector.

–
Plaut Consulting SAS (“Plaut”) – On June 1, 2006, the Company acquired all of the outstanding shares of a France-based management and technology consulting firm. Recognized for its expertise in implementing SAP solutions, Plaut guides its worldwide clients through organizational and information systems transformation projects.

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below were preliminary and based on the Company’s management’s best estimates. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note 19 d) of 2007 Transactions and 2008 Transactions.

2008 Annual Report - CGI Group Inc.

	Plaut	Other	Total
	$	$	$
Non-cash working capital items	(580)	(2,298)	(2,878)
Capital assets	28	656	684
Client relationships and other	5,565	358	5,923
Goodwill[1]	11,328	6,742	18,070
Assumption of long-term debt	–	(80)	(80)
Future income taxes	1,698	738	2,436
	18,039	6,116	24,155
Assumption of bank indebtedness	(300)	(49)	(349)
Net assets acquired	17,739	6,067	23,806
Consideration
Cash	16,052	5,161	21,213
Holdback payable	1,242	516	1,758
Acquisition costs	445	390	835
	17,739	6,067	23,806

[1]	Goodwill is not deductible for tax purposes.

In connection with the acquisitions completed in 2006, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, in the amount of $936,000, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure, in the amount of $1,518,000.

b) Disposals
On December 31, 2005, the Company disposed of its electronic switching assets to Everlink Payment Services Inc. for cash consideration of $27,559,000. The net assets disposed of included goodwill of $13,172,000 and the transaction resulted in a gain of $10,475,000.

c) Balance of Integration Charges
For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, October 1, 2005	57,118	5,194	62,312
Adjustments to initial provision[1]	(10,188)	(1,688)	(11,876)
Foreign currency translation adjustment	(998)	152	(846)
Paid during 2006	(10,922)	(1,371)	(12,293)
Balance, September 30, 2006[2]	35,010	2,287	37,297

[1]	Have been recorded as a decrease of goodwill.
[2]	Of the total balance remaining, $8,212,000 is included in accounts payable and accrued liabilities and $29,085,000 is included in other long-term liabilities.

d) Modifications to Purchase Price Allocations
The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of future income tax assets, accrued integration charges and cash of $4,477,000, $8,661,000 and $1,087,000, respectively, and a net increase of client relationships, long-term debt and non-cash working capital items of $325,000, $463,000 and $3,533,000, respectively, whereas goodwill decreased by $6,492,000.

e) Consideration of Purchase Price
During fiscal 2006, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $2,136,000.

2008 Annual Report - CGI Group Inc.

Note 20 > Discontinued Operations

In fiscal 2008, the Company classified its Canadian claims adjusting and risk management services and actuarial services businesses as discontinued operations. The Canadian claims adjusting and risk management services were divested in July 2008 (Note 19 b).

The following table presents summarized financial information related to discontinued operations:

	2008	2007	2006
	$	$	$
Revenue	64,851	77,621	84,241
Operating expenses [1]	(68,747)	(72,157)	(77,359)
Amortization	(1,624)	(2,619)	(2,385)
(Loss) earnings before income taxes	(5,520)	2,845	4,497
Income tax (recovery) expense [2]	(386)	1,102	1,734
(Loss) earnings from discontinued operations	(5,134)	1,743	2,763

[1]	Operating expenses from discontinued operations includes an impairment of goodwill of $4,051,000 and a loss on disposition of $965,000.
[2]	Income taxes do not bear a normal relation to (loss) earnings before income taxes since the sale includes goodwill of $7,732,000 which has no tax basis.

The related assets and liabilities of discontinued operations are as follows:

	2008	2007
	$	$
Current assets
Accounts receivable	1,304	12,938
Work in progress	–	14,638
Prepaid expenses and other current assets	–	95
Income tax receivable	39	343
Capital assets	55	3,947
Finite-life intangibles and other long-term assets	–	9,887
Goodwill	–	11,783
Total assets held for sale	1,398	53,631
Current liabilities
Accounts payable and accrued liabilities	295	5,707
Accrued compensation	41	1,192
Deferred revenue	321	2,457
Income taxes	–	160
Future income taxes	–	2,579
Total liabilities held for sale	657	12,095

The related cash flow information of discontinued operations is as follows:

	2008	2007	2006
	$	$	$
Cash (used in) provided by operating activities	(818)	5,930	6,355
Cash used in investing activities	(250)	(2,302)	(123)
Total cash (used in) provided by discontinued operations	(1,068)	3,628	6,232

2008 Annual Report - CGI Group Inc.

Note 21 > Joint Ventures: Supplementary Information

The Company’s proportionate share of its joint venture investees’ operations included in the consolidated financial statements is as follows:

		2008	2007
Balance sheets		$	$
Current assets		36,543	40,303
Non-current assets		3,294	6,517
Current liabilities		15,040	16,879
Non-current liabilities		1,119	726

	2008	2007	2006
	$	$	$
Statements of earnings
Revenue	87,887	94,111	90,122
Expenses	77,749	80,015	82,191
Net earnings	10,138	14,096	7,931

	2008	2007	2006
	$	$	$
Statements of cash flows
Cash provided by (used in):
Operating activities	4,879	16,327	1,578
Investing activities	(412)	(2,669)	(13,955)
Financing activities	(13,720)	(11,956)	1,430

2008 Annual Report - CGI Group Inc.

Note 22 > Supplementary Cash Flow Information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2008	2007	2006
	$	$	$
Accounts receivable	(13,164)	(8,441)	7,855
Work in progress	(43,785)	(5,049)	12,125
Prepaid expenses and other current assets	(12,692)	6,063	(11,439)
Accounts payable and accrued liabilities	5,762	(21,449)	(30,586)
Accrued compensation	(5,327)	24,220	1,124
Deferred revenue	(13,323)	39,020	(14,521)
Income taxes	(31,357)	49,886	26,864
	(113,886)	84,250	(8,578)

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2008	2007	2006
	$	$	$
Operating activities
Accounts receivable	408	(438)	–
Prepaid expenses and other current assets	–	–	(3,006)
Accounts payable and accrued liabilities	(2,723)	(4,540)	(6,661)
	(2,315)	(4,978)	(9,667)

Investing activities
Purchase of capital assets	(17,559)	(9,609)	–
(Purchase) disposition of finite-life intangibles	(13,185)	–	3,006
	(30,744)	(9,609)	3,006

Financing activities
Increase in obligations under capital leases	30,744	9,609	–
Issuance of shares	(408)	438	–
Repurchase of Class A subordinate shares	2,723	4,540	6,661
	33,059	14,587	6,661

c) Interest paid and income taxes paid are as follows for the years ended September 30:

	2008	2007	2006
	$	$	$
Interest paid	26,847	37,925	40,255
Income taxes paid	139,803	37,763	61,365

2008 Annual Report - CGI Group Inc.

Note 23 > Segmented Information

The Company is managed through three operating segments, in addition to Corporate services, namely: Canada, U.S. & India and Europe & Asia Pacific (Note 8). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

The following presents information on the Company’s operations based on its management structure. The Company has restated the corresponding items of segmented information for earlier periods to conform to the new segmented information structure.

2008
	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Revenue	2,335,566	1,086,513	283,784	–	3,705,863
Net earnings before interest on long-term debt, other income, interest and other expenses, non-controlling interest, net of income taxes, loss from discontinued operations, net of income taxes and income taxes[1]	332,295	129,401	24,692	(56,434)	429,954
Total assets	2,203,320	1,115,899	197,026	167,728	3,683,973

[1]	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $111,180,000, $54,358,000, $5,069,000 and $15,019,000, respectively, for the year ended September 30, 2008.

2007
	Canada	U.S. & India	Europe & Asia Pacific	Corporate		Total
	$	$	$	$	$	$
Revenue	2,251,326	1,115,449	267,170		–	3,633,945
Net earnings before interest on long-term debt, other income, interest and other expenses, gain on sale of assets, restructuring costs related to specific items, non-controlling interest, net of income taxes, earnings from discontinued operations, net of income taxes and income taxes[1]	321,390	123,512	23,152		(62,877)	405,177
Total assets	2,009,611	1,080,260	195,328		190,609	3,475,808

[1]	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $124,970,000, $54,548,000, $5,123,000 and $12,334,000, respectively, for the year ended September 30, 2007.

2006
	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Revenue	2,104,647	1,064,795	223,940	–	3,393,382
Net earnings before interest on long-term debt, other income, interest and other expenses, gain on sale of assets, restructuring costs related to specific items, earnings from discontinued operations, net of income taxes and income taxes[1]	243,352	112,436	29,121	(78,915)	305,994

[1]	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $128,293,000, $47,936,000, $6,164,000 and $12,590,000, respectively, for the year ended September 30, 2006.

2008 Annual Report - CGI Group Inc.

Note 23 > Segmented Information (continued)

The following table provides information for capital assets based on the operating segments:

	2008	2007
	$	$
Capital assets
Canada	104,049	89,606
U.S. & India	40,147	22,341
Europe & Asia Pacific	2,309	1,434
Corporate	31,930	29,024
	178,435	142,405

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (Note 2). The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

GEOGRAPHIC INFORMATION
The following table provides certain geographic market information based on the client’s location:

	2008	2007	2006
	$	$	$
Revenue
Canada	2,252,727	2,130,122	2,015,823
United States	1,152,586	1,224,407	1,143,551
Europe & Asia Pacific	300,550	279,416	234,008
	3,705,863	3,633,945	3,393,382

INFORMATION ABOUT SERVICES
The following table provides information based on services provided by the Company:

	2008	2007	2006
	$	$	$
Revenue
Outsourcing IT Services	1,523,562	1,565,943	1,530,653
BPS	485,454	400,989	361,371
Systems integration and consulting	1,696,847	1,667,013	1,501,358
	3,705,863	3,633,945	3,393,382

Note 24 > Related Party Transactions

In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below.

Revenue was $124,461,000, $120,010,000 and $100,994,000 for the years ending September 30, 2008, 2007 and 2006, respectively.

	2008	2007
	$	$
Accounts receivable	12,050	9,310
Work in progress	5,939	3,648
Contract costs	11,206	13,746
Deferred revenue	2,715	1,868

2008 Annual Report - CGI Group Inc.

Note 25 > Employee Future Benefits

Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:

-
The Company has defined contribution pension plans mainly covering certain European employees. For the years ended September 30, 2008, 2007 and 2006, the plan expense was $5,303,000, $4,717,000 and $4,076,000, respectively.

-
The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Since January 1, 2008, the Company matches employees’ contributions to a maximum of US$2,500 per year. Prior to that date, the maximum was US$1,000 per year. For the years ended September 30, 2008, 2007 and 2006, the amounts of the Company’s contributions were $5,069,000, $4,520,000 and $4,697,000, respectively.

-
The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the non-qualified deferred compensation liability totalled $4,066,000 as at September 30, 2008 ($4,596,000 at September 30, 2007). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets, included in finite-life intangibles and other long-term assets, composed of investments, vary with employees’ contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. As at September 30, 2008 and 2007, the assets in the trust and the associated liabilities totalled $11,657,000 and $12,206,000, respectively.

-
The Company maintains a post-employment benefits plan to cover certain former retired employees associated with the divested Canadian claims adjusting and risk management services. The post-employment benefits liability totalled $7,368,000 as at September 30, 2008 ($5,591,000 as at September 30, 2007).

Note 26 > Commitments, Contingencies and Guarantees

a) commitments
At September 30, 2008, the Company is committed under the terms of operating leases with various expiration dates up to 2030, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $891,942,000. Minimum lease payments due in the next five years and thereafter are as follows:

$
2009	155,596
2010	123,762
2011	93,972
2012	76,343
2013	63,983
Thereafter	378,286

The Company entered into long-term service agreements representing a total commitment of $205,382,000. Minimum payments under these agreements due in each of the next five years and thereafter are as follows:

$
2009	73,462
2010	76,981
2011	32,169
2012	15,380
2013	4,220
Thereafter	3,170

As of April 19, 2007, the Company is committed under the agreement between shareholders of CIA to purchase the remaining 39.31% of shares of CIA by October 1, 2011 (Note 19 b) of 2007 Transactions). As at September 30, 2008 and 2007, 35.34% of shares of CIA remain to be purchased. The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders’ agreement.

2008 Annual Report - CGI Group Inc.

Note 26 > Commitments, Contingencies and Guarantees (continued)

b) contingencies
From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. As at September 30, 2008, the Company is involved in claims of approximately $140,000,000 and counterclaims exceeding $160,000,000.

In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination, or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

c) guarantees
Sale of assets and Business Divestitures
In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $67,500,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2008. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other Transactions
In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2008, the Company provided for a total of $137,052,000 of these bonds. To the best of its knowledge the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.
In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.   The Company also entered into agreements for a total of $3,875,000 that include indemnities in favour of third parties, mostly tax indemnities.

Note 27 > Financial Instruments

The Company periodically uses various financial instruments to manage its exposure to foreign currency risk, but does not hold or issue such financial instruments for trading purposes.

fair value
All financial assets classified as held-to-maturity or loans and receivables, as well as financial liabilities classified as other liabilities, are initially measured at their fair values and subsequently at their amortized cost using the effective interest rate method.  All financial assets and liabilities classified as held for trading are measured at their fair values.  Gains and losses related to periodic revaluations are recorded in net earnings.

The Company has made the following classifications:

-	Cash and cash equivalents and deferred compensation assets and obligations (Note 25) are classified as held for trading as this reflects management’s intentions.
-	Accounts receivable, work in progress, balance of sale receivable (Note 7) and funds held for clients are classified as loans and receivables.
-
Accounts payable and accrued liabilities, accrued compensation, accrued integration charges (Note 9), long-term debt (Note 10), asset retirement obligations (Note 5), revolving credit facility (Note 10) and clients’ funds obligations are classified as other liabilities.

2008 Annual Report - CGI Group Inc.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than held for trading.

At September 30, 2008 and 2007, the estimated fair values of cash and cash equivalents, deferred compensation assets and obligations, accounts receivable, work in progress, balance of sale receivable, funds held for clients, accounts payable and accrued liabilities, accrued compensation, accrued integration charges, asset retirement obligations, revolving credit facility and clients’ funds obligations approximate their respective carrying values.

The estimated fair value of long-term debt, with the exception of Senior U.S. unsecured notes, is not significantly different from its respective carrying value at September 30, 2008 and 2007.

The fair value of Senior U.S. unsecured notes, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $201,618,000 ($185,462,000 in 2007). The fair value of the forward contracts entered into to hedge the cash repayments of Senior U.S. unsecured notes is $8,758,000 (nil in 2007) (Note 7).

MARKET RISK (INTEREST RATE RISK AND CURRENCY RISK)
Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk
The Company is exposed to interest rate risk on a portion of its long-term debt (Note 10) and does not currently hold any financial instruments that mitigate this risk. A fluctuation of interest rates of 50 basis points will not have a significant impact given the current level of borrowings. Therefore, a sensitivity analysis of the impact of interest rate fluctuations on net earnings and comprehensive income has not been provided.

Currency risk
The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. The Company enters, from time to time, into foreign exchange forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries (Note 2). Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

The Company is mainly exposed to fluctuations in the U.S. dollar and the euro. As at September 30, 2008, the portion of the cash and cash equivalents, accounts receivable, work in progress, accounts payable and accrued liabilities and accrued compensation denominated in U.S. dollars amount to US$83,987,000, US$ 133,930,000, US$117,697,000, US$59,643,000 and US$43,185,000, respectively. Additionally, as at September 30, 2008, the portion of the same items denominated in euros amount to €17,987,000, €17,145,000, €5,591,000, €13,121,000 and €5,127,000, respectively.

The following table details the Company’s sensitivity to a 10% strengthening of the U.S. dollar and the euro on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at period end for a 10% strengthening in foreign currency rates. For a 10% weakening of the U.S. dollar and the euro against the Canadian dollar, there would be an equal and opposite impact on net earnings and comprehensive income.

	2008
	U.S. dollar impact	Euro impact
Increase in net earnings	9,761	906
Increase in comprehensive income	108,649	8,324

LIQUIDITY RATE RISK
Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s growth is financed through a combination of the cash flows from operations, borrowing under existing credit facilities, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.

As at September 30, 2008, the Company has accounts payable and accrued liabilities and accrued compensation of $339,765,000 and $127,151,000, respectively, due within 12 months. The contractual maturity of long-term debt and the revolving credit facility is presented in Note 10, commitments in Note 26 and asset retirement obligations in Note 5. Employee future benefits are discussed in Note 25, however the nature of employee future benefit obligations does not allow for a detailed aging. The maturity dates of accrued integration charges range between two to nine years.

As at September 30, 2008, the Company is holding cash and cash equivalents of $50,134,000. The Company also has available $1,325,665,000 in unsecured revolving credit facilities and $25,000,000 in demand lines of credit (Note 10). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

2008 Annual Report - CGI Group Inc.

Note 27 > Financial instruments (continued)

CREDIT RISK
The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash equivalents, work in progress and accounts receivable.

Cash equivalents consist mainly of highly liquid investments, such as money market deposits (Note 3). None of the cash equivalents are in asset backed commercial paper products. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.

Management does not believe that they are subject to any significant credit risk in view of the Company’s large and diversified client base. For the year ended September 30, 2008 the Company generated 12.2% of its revenue from the subsidiaries and affiliates of BCE. However, the Company has accounts receivable and work in progress derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable.

On average, the Company will generally have 15% to 20% of accounts receivable that are due beyond normal terms, but are not impaired. The Company determines past due trade receivables with reference to the historical payment terms, type of client and the vertical in which the client operates. The carrying amount of accounts receivable are reduced by an allowance account and the amount of the loss is recognized in the consolidated statement of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statement of earnings. However, management does not believe that these allowances are significant.

Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

Note 28 > Capital Risk Management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which the Company is exposed are described below.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. At September 30, 2008, total managed capital was $2,440,567,000.  Managed capital consists of long-term debt, including the current portion (Note 10), cash and cash equivalents (Note 3) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

-	Debt/Capitalization
-	Net Debt/Capitalization
-	Debt/EBITDA

Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are non-GAAP measures. Net debt represents debt (including the impact of the fair value of forward contracts) less cash and cash equivalents. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt and depreciation and amortization. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

The Company is subject to external covenants on its credit facilities and its Senior U.S. unsecured notes. On the credit facilities, the ratios are as follows:

-	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters.
-
An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA plus rent expense.

-
A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the credit facilities are calculated on a consolidated basis, excluding Innovapost, which is a joint venture.

2008 Annual Report - CGI Group Inc.

On the Senior U.S. unsecured notes, the ratios are as follows:

-	A leverage ratio, which is the ratio of total debt adjusted for operating rent to EBITDAR for the four most recent quarters.
-	A fixed charges coverage ratio, which is the ratio of the EBITDAR to the sum of interest expense plus operating rentals for the period for the four most recent quarters.
-
A minimum net worth requirement, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the Senior U.S. unsecured notes are calculated based on specific subsidiaries of the Company that represent a significant portion of the Company’s consolidated operations.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

Note 29 > Reconciliation of Results Reported in Accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company’s consolidated financial statements are detailed as follows:

	2008	2007	2006
	$	$	$
Reconciliation of net earnings:
Net earnings – Canadian GAAP	292,764	236,402	146,533
Adjustments for:
Stock-based compensation (i)	(4,127)	–	–
Warrants (ii)	(5,721)	1,404	1,405
Reversal of income tax provision (iii)	(7,452)	–	–
Other	584	1,441	1,238
Net earnings – U.S. GAAP	276,048	239,247	149,176
Basic EPS – U.S. GAAP	0.87	0.73	0.41
Diluted EPS – U.S. GAAP	0.86	0.72	0.41

Net earnings – U.S. GAAP	276,048	239,247	149,176
Other comprehensive income (loss)	64,649	(96,850)	(38,440)
Comprehensive income – U.S. GAAP	340,697	142,397	110,736

Reconciliation of shareholders’ equity:
Shareholders’ equity – Canadian GAAP	1,999,342	1,818,268	1,748,020
Adjustments for:
Stock-based compensation (x)	58,411	58,411	58,411
Warrants (ii )	(9,392)	(3,671)	(5,075)
Reversal of income tax provision (iii)	(7,452)	–	–
Unearned compensation (iv)	(3,694)	(3,694)	(3,694)
Integration costs (v)	(6,606)	(6,606)	(6,606)
Goodwill (vi)	28,078	28,078	28,078
Income taxes and adjustment for change in accounting policy (vii)	9,715	9,715	9,715
Other	(6,200)	(6,784)	(8,225)
Shareholders’ equity – U.S. GAAP	2,062,202	1,893,717	1,820,624

(i) Stock-based compensation
During fiscal 2008, the Company issued stock options with a three-year graded vesting period and a performance criteria.  Under Canadian GAAP, the compensation cost for this type of option has been accounted for on a straight-line basis because the entire award of graded vesting options has a similar expected life. Under U.S. GAAP, the graded vesting method must be used. The adjustment represents the compensation cost difference between using the straight-line and graded vesting method. This adjustment does not have an impact on shareholders’ equity.

2008 Annual Report - CGI Group Inc.

Note 29 > Reconciliation of Results Reported in Accordance with Canadian GAAP to U.S. GAAP (continued)

(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under U.S. GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2008, 2007 and 2006 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

The 2008 adjustment also includes final determinations from agreements with tax authorities and expirations of statutes of limitations of prior year tax liabilities associated with the issuance of warrants that resulted in the reversal of $7,125,000 in tax liabilities during fiscal 2008. The reversal of this recovery was included as a reduction to Canadian GAAP consolidated earnings.

(iii) Reversal of income tax provision
During fiscal 2008, the Company reversed a one-time income tax provision pertaining to the determination of prior year tax liabilities after final agreement with tax authorities and the expirations of statutes of limitations relating to the AMS acquisition. The reversal of this provision was included as a reduction to Canadian GAAP consolidated earnings. Under U.S. GAAP, the adjustment should have been applied to the goodwill attributable to the acquisition.

(iv) Unearned compensation
Under Canadian GAAP, prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (vi) below) that would have been recorded as a separate component of shareholders’ equity for U.S. GAAP purposes. This unearned compensation was amortized over approximately three years, being the estimated remaining future vesting service period.

(v) Integration costs
Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under U.S. GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. This adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001, recorded for Canadian GAAP purposes and net of income taxes.

(vi) Goodwill
The goodwill adjustment to shareholders’ equity results principally from the difference in the value assigned to stock options issued to IMRglobal Corp. employees. Under Canadian GAAP, the fair value of the outstanding vested stock options is recorded as part of the purchase price allocation whereas under U.S. GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (iv) above for a further discussion relating to this item.

(vii) Income taxes and adjustment for change in accounting policy
On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, “Income taxes”. The recommendations of Section 3465 are similar to the provisions of SFAS No. 109, “Accounting for Income Taxes”, issued by the Financial Accounting Standards Board (“FASB”). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities. The Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under U.S. GAAP, this amount would have been reflected as additional goodwill.

(viii) Proportionate consolidation
The proportionate consolidation method is used to account for interests in joint ventures. Under U.S. GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated, and those which are less than majority-owned, but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2008 and 2007, and for each of the years in the three-year period ended September 30, 2008. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 21). In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

2008 Annual Report - CGI Group Inc.

(ix) Share issue costs
As permitted under Canadian GAAP, the Company’s share issue costs are charged to retained earnings. For U.S. GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock.

(x) Stock-based compensation
Under Canadian GAAP, stock-based compensation cost was accounted for using the fair value based method beginning October 1, 2004. Under U.S. GAAP, the Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment”, did not require adoption of this standard until fiscal years beginning on or after June 15, 2005. The 2005 adjustments represent the charge to consolidated net earnings recorded for Canadian GAAP purposes as no such expense was recorded or required under U.S. GAAP. Beginning October 1, 2005, there is no difference between Canadian and U.S. GAAP in connection to stock-based compensation cost.

(xi) Recent and future accounting changes
The FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, effective for fiscal years beginning October 1, 2007. FIN 48 describes the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. The interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of this new section did not have a significant impact on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”(“SFAS 141R”), effective for the Company’s business combinations occurring after October 1, 2009. SFAS 141R establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), effective October 1, 2009. SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

2008 Annual Report - CGI Group Inc.

Shareholder
Information

LISTING
Toronto Stock Exchange, April 1992: GIB.A
New York Stock Exchange, October 1998: GIB
Number of registered shareholders as at September 30, 2008: 2,703
Number of shares outstanding as at September 30, 2008:
274,165,370 Class A subordinate shares
34,208,159 Class B shares
High/low of share price from October 1, 2007, to September 30, 2008:
TSX (CDN$): 12.02 / 8.95
NYSE (US$): 11.96 / 8.63

The certifications by CGI’s Chief Executive Officer and Chief Financial Officer concerning the quality of the Company’s public disclosure pursuant to Canadian regulatory requirements are filed in Canada on SEDAR (www.sedar.com). Similar certifications pursuant to Rule 13a-14 of the U.S. Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are exhibits to our Form 40-F filed on EDGAR (www.sev.gov). The Company has also filed with the New York Stock Exchange the certification required by Section 303A.12 of the exchange’s Listed Company Manual.

CGI’s corporate governance practices do not differ in any significant way from those required of domestic companies under New York Stock Exchange listing standards and they are set out in the CGI Management Proxy Circular, which is filed with Canadian and U.S. securities authorities and is therefore available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), respectively, as well as on CGI’s Web site (www.cgi.com).

AUDITORS
Deloitte & Touche LLP

TRANSFER AGENT
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1 800 564-6253

INVESTOR RELATIONS
For further information about the Company, additional copies of this report or other financial information, please contact:

Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
Montréal, Québec H3A 2M8
Canada
Telephone: (514) 841-3200
You may also visit the Investors section on the Company’s Web site at www.cgi.com.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
Tuesday, January 27, 2009
at 11:00 a.m.
Fairmont The Queen Elizabeth Hotel
Le Grand Salon
900 René-Lévesque West
Montréal, Québec

CGI presents a live webcast of its Annual General Meeting of Shareholders via the Internet at www.cgi.com. Complete instructions for viewing the webcast will be available on CGI’s Web site. To vote by phone or by using the Internet, please refer to the instructions provided in the CGI Management Proxy Circular.

This annual report is also on the Internet at www.cgi.com.

Le rapport annuel 2008 de CGI est aussi publié en français.

2008 Annual Report - CGI Group Inc.

www.cgi.com